Management Information Circular

Notice of 2020 annual meeting of shareholders

March 19, 2020

WHAT'S INSIDE

Letter to shareholders	2
Notice of meeting	4
Management information circular	5
About voting	6
Business of the meeting	9
About the nominated directors	13
Governance	24
Compensation discussion & analysis	45
Other information	89
Appendix A: Amended and Restated By-Law No. 1	A-1
Appendix B: By-Law No. 2	B-1

PEMBINA

Letter to shareholders

Dear Fellow Shareholders,

I am pleased to invite you to Pembina's 2020 annual meeting of shareholders to be held on Friday, May 8, 2020 at 2:00 p.m. (Mountain time). This year, out of an abundance of caution, to proactively address the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold a virtual-only meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/119921742, and all shareholders can participate. Information about how to join, vote, and ask questions at the meeting can be found in this document.

In last year's letter, I noted that the world was experiencing unprecedented change and that change was occurring at an unprecedented rate. 2020 has brought with it additional challenges with the COVID-19 pandemic and the recent significant decline in global energy prices. Pembina's mission is not just to survive but to thrive in the face of these challenges. I am very proud to report to you that in 2019, Pembina continued its record of achievements as it successfully completed a major acquisition while generating record annual financial and operating results. Amidst the recent developments in 2020, Pembina remains focused on protecting the health of our employees and communities and ensuring a decisive response for customers and investors. In March, we announced a reduction in our 2020 capital spending plan by $900 million to $1.1 billion with an aim to maintaining our strong financial position and ensuring that our critical infrastructure continues to operate safely and reliably. Our business and our employees remain resilient and strong in the face of these challenges and we are well positioned for continued success. Pembina's performance has been overseen by your Board of Directors with the aim of ensuring that the Company continues to deliver long-term and sustainable returns to you, our shareholders.

As always, your Board works closely with management to ensure Pembina continues to have the best operational and financial foundation to endure through uncertain times and preserve its ability to capitalize on opportunities when they present themselves. We are particularly pleased with the strategic acquisition in 2019 of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system. This acquisition presents numerous strategic benefits and tangible opportunities to increase our value proposition. In addition, it will increase our options for growth, as well as provide greater diversification and broaden our service offering. Beyond those considerations, the Board continues to be supportive of endeavours that not only fall within our financial guardrails, but actually strengthen them. These guardrails are critically important tools that have guided the Board's and managements' decision making for many years, and they are the reason we are able to preserve our balance sheet while funding our ongoing business despite the challenging landscape of the past several years, and in particular in 2020. The Board looks to ensure that no one project could potentially jeopardize the Company and reviews the specifics of projects several times before making a decision to proceed. Our focus on risk management and sustainability has never been greater. While one eye is looking toward the future, the other eye is focused on protecting the base business. Together they ensure the Board is continuing to drive long-term shareholder value.

From a corporate governance perspective, your Board remains committed to maintaining the high standards expected of us by our shareholders. We continue to recognize the importance of Board independence as all the directors, except the CEO, are independent. We also ensure that all directors must stand for election each year at our annual shareholders' meeting (meeting) and receive majority votes. We review annually the charters of the Board and its committees to ensure that their responsibilities are aligned with our commitments to our stakeholders. We recognize that maintaining a high standard of corporate governance includes ensuring all directors are actively engaged in their role, which is why we are proud to report that in 2019 we had a 100 percent attendance rate at Board and committee meetings, an extraordinary result, indicative of our directors' dedication. We were recently awarded the 2019 Governance Gavel award by the Canadian Coalition for Good Governance.  This award is granted for best disclosure of corporate governance and executive compensation practices, recognition we are very proud of.

Pembina Pipeline Corporation • 2020 Management information circular	2

Two long-serving colleagues will not be standing for election at this year's meeting. After serving more than 20 years as a director of Pembina, Bob Michaleski will retire from the Board. Prior to his role as director, Bob served Pembina in various senior management and executive capacities since 1980, including CEO from January 2000 to December 2013. Fellow director, Jeff Smith, is also retiring this year. Jeff has been a director since April 2012, most recently acting as Chair of the Governance, Nominating & Corporate Social Responsibility (CSR) Committee. The Board and Pembina's shareholders have benefited greatly from the experience, wisdom and council of these two gentlemen and on behalf of the Board, management and our shareholders, I thank Bob and Jeff for their dedication and wish them all the best in the future.

In preparation for these retirements, the Governance, Nominating & CSR Committee spent a great deal of time in 2019 discussing succession planning, with a particular focus on diversity and identifying potential skills required for Pembina's evolution. To continue to ensure we are aligning our Board with the direction and strategy of Pembina, we have sought out potential candidates who can bring new perspectives, business acumen and leadership abilities. As a Board, we benefit from members with diverse backgrounds and experiences both within and outside the midstream sector. At this year's meeting, we are excited to recommend Robert (Bob) Gwin for election to the board. Mr. Gwin will bring with him over 30 years of directly relevant leadership experience in the energy and financial sectors and we look forward to working with him.

As Pembina becomes a larger, more diverse company, expands beyond our legacy areas and enters new lines of business, the Board remains committed to being an excellent corporate citizen and environmental steward. We recognize that we have a responsibility to work with our communities and protect the environment, which is why your Board is very supportive of management's development of two new Environmental Social and Governance 'Stands', the term we use to describe our aspirations and goals for future performance. Our 'Carbon Stand' states that we are committed to reducing the greenhouse gas emission intensity in each of our businesses, while our 'Diversity & Inclusion Stand' states that we are committed to diversity, equal opportunity and ensuring that our employees have the ability to thrive in an inclusive environment. While we have a clear vision of where we want to be in the future with these initiatives, we now begin the challenging work of developing strategies and tactics to get us there.

Before closing, I would like to reflect on Pembina's 65th anniversary which we celebrated this past year. Our success reflects the strength of our people, values, culture and our track record of delivering on our promises. I believe I speak on behalf of our entire Board when I say that we are exceptionally proud of what we have collectively accomplished in 2019 and over our 65 year history. We are looking forward with anticipation to many more years of success.

In closing, I would like to thank my fellow directors for their ongoing role in Pembina's success. I would also like to acknowledge the strong leadership of our management team and their dedication to creating a leading North American energy company. To Pembina's employees, thank you for working tirelessly to help deliver record financial and operational results, year after year. We are especially proud of our amazing employees in 2020 for transitioning swiftly and smoothly to a 'work-from-home' environment in light of the COVID-19 pandemic.  And finally, I would also like to thank you, our shareholders, for your ongoing support. Our health and the health of our stakeholders, family, friends and community remains our top priority and we encourage all of you to do your part to keep yourselves and our communities safe and healthy.  As always, the Board, executives and all of Pembina's employees remain committed to our strategy of pursuing responsible and safe growth and delivering long-term and sustainable returns for our shareholders.

Sincerely,

Randall (Randy) Findlay

Pembina Pipeline Corporation • 2020 Management information circular	3

Notice of our 2020 annual meeting of common shareholders

You are invited to our 2020 annual meeting (the meeting) of common shareholders:

When May 8, 2020

 2:00 p.m. (Mountain time)

Where Virtual-only meeting

 via live audio webcast online at

 https://web.lumiagm.com/119921742

We will cover seven items of business - see Business of the meeting in our 2020 management information circular:

1. Receive our 2019 audited consolidated financial statements and the auditors' report thereon.

2. Vote on electing the directors.

3. Vote on appointing the auditors.

4. Vote on an amendment to our existing by-laws.

5. Vote on the adoption of an advance notice by-law for the nomination of directors for election to the board.

6. Vote on our approach to executive compensation.

7. Vote on any other business that properly comes before the meeting.

Your vote is important

Our 2020 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2019 audited consolidated financial statements and the auditors' report if you asked us to (in accordance with corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This year, out of an abundance of caution, to proactively address the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold a virtual-only meeting, which will be conducted via live audio webcast, and all shareholders can participate.

By order of the board,

"Brenda Rawcliffe"

Brenda Rawcliffe

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta
March 19, 2020

Where to get a copy of the 2020 management information circular

If you are a registered common shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access procedures to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial common shareholder, you can view the management information circular at:

www.sedar.com or www.pembina.com/Investor-Centre/shareholder-information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

  online: www.pembina.com/Investor-Centre/Shareholder-information by phone: 1-855-880-7404
  by email:  investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the enclosed voting instruction form, and within one year of filing the management information circular on SEDAR.

How to vote

If you are a beneficial common shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 6, 2020 at 2:00 p.m. (Mountain time), or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:

  online:  www.proxyvote.com
  by phone: 1-800-474-7493 (English)

 1-800-474-7501 (French)

 1-800-454-8683 (United States)

  by fax:  905-507-7793
  by mail:  Data Processing Centre

 PO Box 2800 STN LCD Malton
 Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

Pembina Pipeline Corporation • 2020 Management information circular	4

Management information circular

You have received this document because you owned Pembina shares on March 19, 2020 (the record date) and are entitled to vote at our 2020 annual meeting of common shareholders, which will be held on May 8, 2020, or at a reconvened meeting if the meeting is postponed or adjourned. The meeting will be held in a virtual-only format, which will be conducted via live audio webcast, and all shareholders can participate. Shareholders will not be able to attend the meeting in person.

All information in this circular is provided as of March 19, 2020 and all dollar amounts are in Canadian dollars, unless we note otherwise.

You will find financial information about Pembina in our annual audited consolidated financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2019. Contact us for a copy of these documents. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements that are based on our current expectations, estimates, projections and assumptions in light of our experience and perception of historic trends. In particular, this circular contains forward-looking statements about succession plans, corporate strategy and projects. Forward-looking statements involve known and unknown risks and actual results may differ materially from those expressed or implied by these forward-looking statements. Please see Forward-Looking Statements & Information in the MD&A for more information about the assumptions and risks involved in making the forward-looking statements. These forward-looking statements are made only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise the forward-looking statements contained in this document, except as required by law.

In this circular, we also use certain financial measures that are not defined by generally accepted accounting practices (GAAP). Please see About non-GAAP measures on page 89 for more information about these measures and why they are used.

In this document

  meeting means the annual meeting of common shareholders to be held on May 8, 2020 you and your mean holders of Pembina shares
  we, us, our, Pembina and the company mean Pembina Pipeline Corporation and our consolidated subsidiaries common shares, shares and Pembina shares mean common shares shareholders means the holders of common shares
  circular means this management information circular
  board means Pembina's board of directors

Our principal corporate and
registered office

Pembina Pipeline Corporation

4000, 585 - 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403-231-7500

F. 403-237-0254

2019 awards and achievements

  2019 Canada's Top 100 Employers by Canada's Top 100
  2019 Alberta's Top 75 Employers
  2019 Canada's Top Employers for Young People
  2018/2019 Global TopGun CFO (Scott Burrows, Pembina's CFO)
  CCGG Gavel for best disclosure of corporate governance and executive compensation practices for 2019
  $10 million invested in our communities through charitable contributions, including flagship partnerships with Breakfast Club of Canada and Ducks Unlimited Canada
  $4.5 million raised for United Way and other charities across Canada through employee donations and company matching

Pembina Pipeline Corporation • 2020 Management information circular	5

1. About voting

Who can vote

You can vote at our annual meeting of common shareholders if you held our common shares at the close of business on March 19, 2020, even if you sold your common shares after this date.

You are not allowed to vote at the meeting if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting, and provide adequate evidence that you own the shares.

About Pembina shares

Common shares

We are authorized to issue an unlimited number of common shares. At March 19, 2020, we had 549,784,010 common shares issued and outstanding. Our common shares are listed and trade on the Toronto Stock Exchange (TSX) (TSX: PPL) and the New York Stock Exchange (NYSE) (NYSE: PBA).

To the best of the knowledge of the company's directors and officers, no person beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of our common shares.

Quorum

According to our articles and by-laws, at least two persons holding or representing at least 25 percent of our outstanding common shares must be present for the annual meeting to take place, or the meeting will be adjourned to a set time and place and no business will be transacted until the adjourned meeting.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Proxy solicitation

Management is soliciting your proxy for the meeting. Management may use the service of external proxy solicitors and you may be contacted by Pembina employees or Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by mail, by telephone or by personal interview. This year, Kingsdale Advisors is providing governance, strategic shareholder advisory and potential proxy solicitation services. We have paid them approximately $40,000 for this work and we may also pay them customary fees for contacting shareholders in connection with voting at the meeting. Pembina will pay all costs related to producing and mailing this circular and other meeting materials, and for soliciting your proxy.	Where to go with questions If you have any questions about the meeting or need help voting your shares, please contact our investor relations group at: 1-855-880-7404 investor-relations@pembina.com

Virtual-only meeting

This year, out of an abundance of caution, to proactively address the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold a virtual-only meeting, which will be conducted via live audio webcast, and all shareholders can participate. Shareholders will not be able to attend the meeting in person.

Registered shareholders may vote at the meeting by completing a ballot online during the meeting, as described below under How to vote. If you are a non-registered shareholder and you want to vote at the meeting, you have to appoint yourself a proxyholder as described below under How to vote - Beneficial shareholders. Non-registered shareholders who have not appointed themselves as proxyholders will not be able to vote or ask questions at the meeting, but will be able to participate as a guest. Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder.  Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form.  Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit  https://www.computershare. com/appoint by 2pm MDT May 5, 2020 and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a user name via email.

Pembina Pipeline Corporation • 2020 Management information circular	6

Shareholders can attend the meeting as follows:

  Log in online at https://web.lumiagm.com/119921742. We recommend visiting the site in advance of the meeting to ensure it works on your computer or device;
  Password: pembina2020;
  If you are a registered shareholder or appointed proxyholder, follow these additional steps:
    Registered shareholders enter the 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name; or
    Appointed proxyholders enter the user name provided by Computershare via email.

How to vote

You can vote your shares by proxy (by appointing someone - a proxyholder - to represent you), or by attending the virtual meeting and voting. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder.

Registered shareholders

You are a registered shareholder if you hold your shares in certificate form through the Direct Registration System (DRS). Registered holders can vote their shares virtually at the meeting or by proxy.

To vote at the virtual meeting, log in as set out above under Virtual-only meeting, and click on the voting icon when the chair declares the poll open.

Registered shareholders can vote by proxy in one of three ways:

  Call 1-866-732-VOTE (8683) toll-free and follow the instructions. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the telephone voting system;
  Go to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the enclosed proxy form) to identify yourself as a shareholder on the voting website; or
  Complete the enclosed proxy form, sign and date it and return it in the enclosed envelope.

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form at least 48 hours before the meeting (not including Saturdays, Sundays or holidays). The chair of the meeting can waive or extend the time limit for receiving proxy forms without notice, at his or her discretion.

Beneficial shareholders

You are a beneficial shareholder if your shares are registered in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution. The majority of our shares are held by beneficial shareholders.

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on the voting instruction form and send your voting instructions to your nominee. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form, so be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Pembina before the proxy cut-off.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

Pembina Pipeline Corporation • 2020 Management information circular	7

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our shares.

If you want to attend the meeting and vote your shares, print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Kingsdale Advisors may contact beneficial shareholders to assist them with conveniently voting their shares directly over the phone, using the Broadridge QuickVote™ service, if available.

About your proxyholder

The officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business at the meeting.

You have the right to appoint someone else to be your proxyholder and act on your behalf at the meeting. The person you appoint does not have to be a Pembina shareholder. Simply print his or her name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

Your proxyholder must vote (or withhold from voting) your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. As of the date of this circular, we do not anticipate any changes to the items of business or other matters to be brought before the meeting.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation's corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office before 4:30 p.m. (Mountain time) on the last business day before the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

Shareholder proposals

If you want to present a shareholder proposal at our 2021 annual meeting, you must submit it by February 8, 2021 to be considered for inclusion in next year's management information circular.

Send your shareholder proposals to:

Corporate Secretary

Pembina Pipeline Corporation

4000, 585 - 8 Avenue SW

Calgary, AB  T2P 1G1

Pembina Pipeline Corporation • 2020 Management information circular	8

2. Business of the meeting

Our 2020 annual meeting of common shareholders will cover the seven items of business listed below.

1. Receive our 2019 audited consolidated financial statements and auditors' report

You have received our audited consolidated financial statements for the year ended December 31, 2019 and the auditors' report thereon, which are included in our 2019 annual report, if you requested a copy. Copies will be available at the meeting and on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.  Elect the directors

Our articles state that the board must have between five and 13 directors. This year, ten directors are nominated for election to the board.

Randall J. Findlay (chair) Anne-Marie N. Ainsworth Michael H. Dilger Robert G. Gwin Maureen E. Howe	Gordon J. Kerr David M.B. LeGresley Leslie A. O'Donoghue Bruce D. Rubin Henry W. Sykes

Our policy on majority voting

Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

The governance, nominating and corporate social responsibility committee will consider the resignation and recommend to the board the action to be taken. The director does not participate in these discussions.

The board will consider the committee's recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. The resignation will be effective when it is accepted by the board. The board will announce its decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting.

Our majority voting policy does not apply if a director election is contested.

Nine of the nominated directors currently serve on our board. Mr. Gwin is being nominated for the first time, to replace one of our two retiring directors. Turn to the director profiles starting on page 14 for detailed information about each director.

Directors will serve until the next annual meeting of common shareholders, or until their successors are elected or appointed.

The proxy form allows you to vote for all of the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all of our nominated directors.

3. Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG), Chartered Professional Accountants be appointed as auditors and serve until the next annual meeting of common shareholders. The audit committee will recommend KPMG's compensation to the board for its review and approval.

KPMG have been Pembina's auditors since September 1997. In 2020, management and the audit committee conducted a comprehensive review of KPMG's services as external auditor from 2015 to 2019. The results supported the continuation of the audit engagement. The following table shows the fees billed by KPMG for the fiscal years ended December 31, 2018 and 2019.

Pembina Pipeline Corporation • 2020 Management information circular	9

Fee category	2018 ($)	2019 ($)

Audit fees

Fees for auditing our annual financial statements, reviewing our quarterly financial statements, and services related to statutory and regulatory filings.

  2019 fees also include expenses for pricing supplements related to the issue and sale of Medium Term Notes, Series 12 and 13 in March of 2019, the short form base shelf prospectus related to the offer and issue from time to time of medium term notes, the short form base shelf prospectus related to the offer and issue from time to time of common shares, preferred shares, warrants, subscription receipts and units, and pricing supplements related to the issue and sale of Medium Term Notes, Series 13, 14 and 15 in September 2019.
  2018 fees also include expenses for pricing supplements related to the issue and sale of Medium Term Notes, Series 10 and 11.
  KPMG also billed $45,000 in 2020, before the date of this circular, for pricing supplements related to the re-issue and sale of Medium Term Notes, Series 10, 11 and 12 in January 2020.
	2,292,000	2,924,500

Audit-related fees

Fees for assurance and related services that are not related to the audit or review of our financial statements, and not reported under "Audit fees" above.

  2019 and 2018 fees include French translations for statutory and regulatory filings for 2019 and 2018, $30,000 for the pension plan audit and $20,000 for the Younger Plant pension plan audit. 2018 fees also include $37,250 for other audit-related services.
  KPMG also billed $6,500 in 2020, before the date of this circular, for French translation of the pricing supplements related to the re-issue and sale of Medium Term Notes, Series 10, 11 and 12.
	159,250	134,000
Tax fees Fees for non-audit tax services provided by KPMG's tax division, including $39,925 (2018: $323,000) for tax compliance and $80,161 (2018: $522,331) for tax advice and tax planning. 2019 and 2018 fees also include tax consultation and compliance fees for preparing and filing tax returns for our subsidiaries. KPMG also billed $21,000 in 2020, before the date of this circular.	845,331	120,086
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	3,296,581	3,172,086

The board recommends you vote for appointing KPMG as our auditors until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KPMG LLP as our auditors.

4. Approve an amendment to our existing by-laws

You will vote on an ordinary resolution to confirm an amendment to our existing by-laws that will allow one officer or director to sign deeds, transfers, assignments, contracts, obligations, certificates and other instruments on the company's behalf. This is an important change as we grow in size and complexity, as we are currently required to have two officers and/or directors sign every deed, transfer, assignment, contract, obligation, certificate and other instrument, which creates inefficiencies and is an unnecessary burden on the business. The by-laws are also being amended to indicate that the chair of the board does not receive a second or casting vote when there is a voting deadlock at a meeting of the directors. This will bring our by-law in line with our peers and best corporate governance practices.

The directors approved the amended and restated by-laws on February 27, 2020. The amendments to the by-laws are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the meeting. If shareholders confirm the amendment, the amended and restated by-laws will continue in force and effect following the meeting. You will find a copy of the amended and restated by-laws in Appendix A.

Pembina Pipeline Corporation • 2020 Management information circular	10

You will be asked to consider and, if deemed advisable, approve the following ordinary resolution:

RESOLVED that:

1. Pursuant to subsection 102(2) of the Business Corporations Act (Alberta) (the ABCA), the amended and restated by-law number one of the Corporation be and is hereby confirmed.

2. Any one director and/or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such director and/or officer may consider to be necessary or advisable from time to time in order to give effect to this resolution.

The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the resolution confirming the amendment to our by-laws.

The board can revoke this resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

5. Approve the adoption of an advance notice by-law

You will vote on an ordinary resolution to confirm the adoption of by-law no. 2, which provides a framework for nominating directors for election to the board.

In general, by-law no. 2:

  explains the deadlines shareholders need to meet when nominating a director for election to the board (see the table below)
  describes the information that must be included with the notice for it to be valid authorizes the chair of the meeting to determine whether or not a nomination has been made according to the procedures described in the by-law, and if not, to declare that the nomination is not valid.

By-law no. 2:

  applies to any annual or special meeting of shareholders called for the purpose of electing directors (even if the meeting has also been called for other reasons)
  may be waived by the board in its sole discretion
  does not affect a shareholder's ability to call a meeting or to nominate directors through a shareholder proposal in accordance with the Alberta Business Corporations Act (ABCA)

Under by-law no. 2, shareholders are required to give notice of their intention to nominate a director as outlined in the table below:

Type of meeting	If the first public announcement of the meeting is:	Send notice of director nominees no later than:
Annual meeting	more than 50 days before the meeting	30 days before the meeting or For meetings where notice and access was used to deliver proxy-related materials: 40 days before the meeting (but not before the first public announcement of the meeting)
	50 days or less before the meeting	10 days after the first public announcement of the meeting
Special meeting		15 days after the first public announcement of the meeting

The board believes that by-law no. 2 sets out a clear and transparent process for all shareholders who want to nominate directors at a shareholders' meeting, increases transparency and promotes informed decision-making by providing all shareholders with reasonable notice of director nominations and sufficient information to vote on all the director nominees. By-law no. 2 also allows the board to evaluate each proposed nominee's qualifications and suitability as a director of the corporation.

Pembina Pipeline Corporation • 2020 Management information circular	11

The directors, on the recommendation of the governance, nominating and corporate social responsibility committee, approved by-law no. 2 on February 27, 2020. By-law no. 2 is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the meeting. If shareholders confirm by-law no. 2, it will continue in force and effect following the meeting. You will find a copy of by-law no. 2 in Appendix B.

You will be asked to consider and, if deemed advisable, approve the following ordinary resolution:

RESOLVED that:

1. Pursuant to subsection 102(2) of the ABCA, the by-law number two of the Corporation be and is hereby confirmed.

2. Any one director and/or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as such director and/or officer may consider to be necessary or advisable from time to time in order to give effect to this resolution.

The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the resolution confirming the adoption of by-law no. 2.

The board can revoke this resolution before it is acted on, even if it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

6. Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 45 of this circular.

Say on pay votes In 2019, our executive compensation approach was supported by 91.67% of our shareholders votes on our say on pay resolution.

The board gives common shareholders the opportunity every year to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider and, if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the common shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina's management information circular delivered in advance of the 2020 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

7. Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the applicable meeting. As of the date of this circular, we are not aware of any other matters to be brought before either meeting.

Pembina Pipeline Corporation • 2020 Management information circular	12

3. About the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a prudent mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

We believe this year's group of ten nominated directors meets all of these requirements. Mr. Gwin is being nominated for election to the board for the first time. We believe that his experience, skills and qualifications will add depth and perspective to the board.

The profiles on the following pages tell you about each nominated director's background and experience, independence, meeting attendance, share ownership, other public company boards they serve on, and voting results from our 2019 annual meeting. All director information is provided as of March 19, 2020, unless indicated otherwise. Each of the nominated directors is willing and able to serve on the board until the next annual meeting of common shareholders.

All of the nominated directors are independent except Mr. Dilger, who is our President and Chief Executive Officer (CEO). The board has reviewed the independence and qualifications of the non-management directors and has recommended their nomination.

An overview of the nominated directors

Pembina Pipeline Corporation • 2020 Management information circular	13

Randall J. Findlay (69) | Independent

2019 voting results: 98.93% for, 1.07% withheld

Mr. Findlay was the President of Provident Energy Trust (Provident) from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Before that he held various executive positions in the oil and gas industry over 30 years, including senior positions at NOVA Corporation and TransCanada Pipelines Limited.

Mr. Findlay sits on the board of a public company and several private companies. He is also past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia. He is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors (chair)
8 of 8 meetings
100%
Governance, nominating and corporate social responsibility committee
5 of 5 meetings
100%

Other public company boards and committee memberships [1,2]
Superior Plus Corp. | TSX
Governance and nominating, audit

[1] Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.

[2] Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp., an intermediate oil and gas exploration and production company, was placed into receivership by a syndicate of its lenders on November 26, 2015.

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[3]
Meets share ownership guidelines (including 50% common shares)
140,821
21,661
$7,820,259
yes

Class A preferred shares

Series 1

5,000

[3] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Chair

Director since March 2007

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Corporate governance

Leadership/CEO

C-suite

Petrochemical/LNG experience

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	14

Anne-Marie N. Ainsworth (63) | Independent

2019 voting results: 99.52% for, 0.48% withheld

Ms. Ainsworth served as President and Chief Executive Officer of Oiltanking Partners, L.P. and Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She is currently on the boards of Kirby Corporation, HollyFrontier Corporation and Archrock, Inc. Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions throughout her career.

Ms. Ainsworth was Senior Vice President of Refining at Sunoco Inc. (2009 to 2012) and previously was the General Manager of the Motiva Enterprises, LLC (Motiva) refinery in Norco, Louisiana (2006 to 2009).  Before she joined Motiva, Ms. Ainsworth was director of process safety management systems and business improvement leader at Shell Oil Products U.S. (2003 to 2006) and Vice President of Technical Assurance at Shell Deer Park Refining Company (2000 to 2003).

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she also served as an adjunct professor (2000 to 2009). She is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Human resources, health and compensation committee[1]
3 of 3 meetings
100%
Safety and environment committee (chair)
4 of 4 meetings
100%

[1] Ms. Ainsworth was appointed to the human resources, health and compensation committee on April 1, 2019 and attended all meetings after her appointment.

Other public company boards and committee memberships
Archrock, Inc. | NYSE
Governance and nominating (chair), audit
HollyFrontier Corporation | NYSE
Health, safety and environment, finance
Kirby Corporation | NYSE
Audit

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[2]
Meets share ownership guidelines (including 50% common shares)
19,823
14,154
$1,633,693
yes

[2] Based on US$37.06, the closing price of our common shares on the NYSE on December 31, 2019 and an exchange rate of 1.2965 as at December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information) and their value is based on $48.13, the closing price of our common shares on the TSX on December 31, 2019.

Director since October 2014

Houston, Texas

U.S.

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Government relations

Corporate governance

Leadership/CEO

C-suite

Petrochemical/LNG experience

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	15

Michael (Mick) H. Dilger (57) | Non-independent

2019 voting results: 99.66% for, 0.34% withheld

Mr. Dilger was appointed CEO of Pembina in January 2014. Before that, he was Pembina's President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines Limited. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development. Mr. Dilger was co-chair of the 2016 United Way of Calgary campaign.

Mr. Dilger has been a Chartered Professional Accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors
8 of 8 meetings
100%

[1] Mr. Dilger attended all board meetings in 2019 as a director and CEO and all committee meetings in 2019 in his capacity as CEO.

Other public company boards and committee memberships
None

Securities held as of December 31, 2019
Common shares
Restricted and performance share units
Total value[2]

Meets share ownership guidelines (including 50% common shares) [3]
250,000
159,323
$19,700,716
yes

Options
1,293,320

[2]  Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019.
Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan. Restricted and performance share units include units issued under our share unit plan and units accrued as dividend equivalents (see Executive compensation on page 56 for more information).

[3]  Not including the value of performance share units.

Director since January 2014

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Corporate governance

Leadership/CEO

C-suite

Petrochemical/LNG experience

Pembina Pipeline Corporation • 2020 Management information circular	16

Robert G. Gwin (56) | Independent

2019 voting results: N/A

Bob Gwin was President of Anadarko Petroleum Corporation, one of the world's largest independent oil and natural gas exploration and production companies (Anadarko), until its acquisition by Occidental Petroleum Corporation in late 2019. He previously was Executive Vice President, Finance and Chief Financial Officer of Anadarko from 2009 to 2018. Mr. Gwin joined Anadarko in 2006 and was a member of Anadarko's executive committee since 2008. Concurrently, he also served as Chairman of the Board of Western Gas Partners, LP, a large U.S. oil and natural gas midstream company (WES), from 2010 to 2018, and previously as WES's President and CEO from 2007 to 2010.

Earlier in his career, Mr. Gwin held various positions in corporate finance and executive management.

Mr. Gwin served as a director of WES from 2007 to 2019, and as a director of LyondellBasell Industries, N.V. from 2011 to 2018, including serving as its Chairman from 2013 to 2018. He has also served as a director of several non-public entities throughout his career. He holds a Bachelor of Science degree from the University of Southern California and a Master of Business Administration degree from the Fuqua School of Business at

Duke University. He also earned the Chartered Financial Analyst (CFA) designation from the CFA Institute.

Board and committee membership and attendance
Mr. Gwin has not been appointed to any board committees as of the date hereof.

Other public company boards and committee memberships
-

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[1]
Meets share ownership guidelines (including 50% common shares)
-
-
-
N/A2

[1] Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

[2] Mr. Gwin, if elected, will have five years from the date of his election on May 8, 2020 to meet the guidelines.

Director nominee

Houston, Texas

U.S.

Experience

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Government relations

Corporate governance

Leadership / CEO

C-suite

Petrochemical/LNG experience

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	17

Maureen E. Howe (62) | Independent

2019 voting results: 99.40% for, 0.60% withheld

Ms. Howe was a Research Analyst and Managing Director at RBC Capital Markets in equity research from 1996 until 2008. She specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held various positions in the area of capital markets, including investment banking, portfolio management, and corporate finance.

Ms. Howe is a director of Methanex Corporation and a director and Chair of the Audit Committee at Mosaic Forest Management Corp., a private timber company, and is the Chairperson of the University of British Columbia Phillips, Hager & North Centre for Financial Research.

Ms. Howe has a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. She is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Audit committee
4 of 4 meetings
100%
Governance, nominating and corporate social responsibility committee
5 of 5 meetings
100%

Other public company boards and committee memberships
Methanex Corporation | TSX, NASDAQ
Corporate governance, human resources and public policy

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[2]
Meets share ownership guidelines (including 50% common shares)
12,588
8,749
$1,026,950
yes

[2] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Director since October 2017

Vancouver, British Columbia

Canada

Experience

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Government relations

Corporate governance

C-suite

Petrochemical/LNG experience

Pembina Pipeline Corporation • 2020 Management information circular	18

Gordon J. Kerr (66) | Independent

2019 voting results: 94.04% for, 5.96% withheld

Mr. Kerr was President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company) from May 2001 until July 2013. He is a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

He has a Bachelor of Commerce from the University of Calgary. Mr. Kerr received his Chartered Accountant designation in 1979 and is a fellow of the Institute of Chartered Accountants of Alberta. Mr. Kerr is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation and is a member of the executive of the Calgary Chapter of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
  100%
Audit committee (chair)
4 of 4 meetings
  100%
Human resources, health and compensation committee
4 of 4 meetings
  100%

Other public company boards and committee memberships[1]
None

[1] Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies' Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[2]
Meets share ownership guidelines (including 50% common shares)
8,400
26,359
$1,672,951
yes

Class A preferred shares

Series 7
6,000

[2] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Director since January 2015

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Corporate governance

Leadership/CEO

C-suite

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	19

David M.B. LeGresley (61) | Independent

2019 voting results: 94.59% for, 5.41% withheld

Mr. LeGresley has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles, including Head of Corporate and Investment Banking, and most recently Vice Chair. Before that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (a TSX-listed company).

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Audit committee
4 of 4 meetings
100%
Human resources, health and compensation committee (chair)
4 of 4 meetings
100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX
Board chair

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[1]
Meets share ownership guidelines (including 50% common shares)
57,709
27,899
$4,120,313
yes

[1] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Director since August 2010

Toronto, Ontario

Canada

Experience

Engineering/operational

Industry knowledge

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Corporate governance

Leadership/CEO

C-suite

Pembina Pipeline Corporation • 2020 Management information circular	20

Leslie A. O'Donoghue (57) | Independent

2019 voting results: 94.21% for, 5.79% withheld

Ms. O'Donoghue is the former Executive Advisor to the CEO of Nutrien Ltd. and was previously the Executive Vice President & Chief Strategy & Corporate Development Officer from January 2018 to December 2019. She was previously Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. since October 30, 2012. Listed on the TSX and NYSE, Nutrien Ltd. is the result of the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. and is the world's largest provider of crop nutrients, inputs and services.

Before joining Agrium Inc. in 1999, Ms. O'Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP.

She has a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen's University. She was admitted to the Alberta Bar in 1989. Ms. O'Donoghue is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Governance, nominating and corporate social responsibility committee
5 of 5 meetings
100%
Human resources, health and compensation committee
4 of 4 meetings
100%

Other public company boards and committee memberships
Richardson International Limited

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[1]
Meets share ownership guidelines
(including 50% common shares)
30,288
23,953
$2,610,619
yes

Class A preferred shares

Series 11
3,000

[1] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Director since December 2008

Calgary, Alberta

Canada

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Government relations

Corporate governance

Leadership/CEO

C-suite

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	21

Bruce D. Rubin (63) | Independent

2019 voting results: 99.63% for, 0.37% withheld

Mr. Rubin has over 38 years of experience, including various executive and advisory positions and board memberships in the energy, refining and petrochemical sectors. He was CEO of Sunoco Chemicals Inc. (Sunoco Chemicals) and a Senior Vice President of Sunoco Inc. (2008 to 2010) and held various other executive positions during a 32-year career with that company. Mr. Rubin was the first CEO of Braskem America, Inc. (Braskem America), and he served with Braskem America in an executive capacity from 2010 until 2013. He oversaw the successful transition of Sunoco Chemicals to Braskem America and supported the successful acquisition by Braskem America of the polypropylene business of The Dow Chemical Company. Mr. Rubin was an advisor and director for Braskem America from 2014 to 2017.

Mr. Rubin serves on the board of DISA Global Solutions (a Court Square Capital Partners company) and the M. Holland Company. He served on the board of directors of Sylvatex Inc. from 2012 to 2016 and is currently an advisor to the company. He was an Executive Advisor for Court Square Capital Partners (2013 to 2015) and was an Operating Advisor for The Carlyle Group (2015 to 2017).

He has a Master of Business Administration from Widener University and a Bachelor of Science in chemical engineering from the University of Pennsylvania. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Audit committee
4 of 4 meetings
100%
Safety and environment committee[1]
2 of 2 meetings
100%

[1] Mr. Rubin was appointed to the safety and environment committee on April 1, 2019 and attended all meetings after his appointment.

Other public company boards and committee memberships
None

Securities held as of December 31, 2019
Common shares
Deferred share units
Total value[2]
Meets share ownership guidelines (including 50% common shares)
14,000
9,240
$1,117,397
yes

[2] Based on US$37.06, the closing price of our common shares on the NYSE on December 31, 2019 and an exchange rate of 1.2965 as at December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information) and their value is based on $48.13, the closing price of our common shares on the TSX on December 31, 2019.

Director since May 2017

Swarthmore, Pennsylvania

U.S.

Experience

Engineering/operational

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Government relations

Corporate governance

Leadership/CEO

Petrochemical/LNG experience

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	22

Henry W. Sykes (61) | Independent

2018 voting results: 94.68% for, 5.32% withheld

Mr. Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada's Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a masters of law degree from the London School of Economics. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors
8 of 8 meetings
100%
Audit committee
4 of 4 meetings
100%
Human resources, health and compensation committee
4 of 4 meetings
100%

Other public company boards and committee memberships[1]
None

[1] Mr. Sykes was a director of Parallel Energy Trust (a TSX listed company) from March 2011 to February 2016. Parallel Energy Trust filed an application in the Court of Queen's Bench of Alberta for creditor protection under the Companies' Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel Energy Trust and the sale closed on January 28, 2016. On March 3, 2016, the Canadian entities of Parallel Energy Trust filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.

Securities held as of December 31 2019
Common shares
Deferred share units
Total value[2]
Meets share ownership guidelines (including 50% common shares)
11,306
5,194
$794,145
yes

[2] Based on $48.13, the closing price of our common shares on the TSX on December 31, 2019. Deferred share units for directors include units issued under our deferred share unit plan and units accrued as dividend equivalents (see Director compensation on page 53 for more information).

Director since October 2017

Calgary, Alberta

Canada

Experience

Industry knowledge

Ambitious large capital projects

Safety, health and environment

Human resources/compensation

Capital markets/investor relations

Financial

Risk

Government relations

Corporate governance

Leadership/CEO

C-suite

Petrochemical/LNG experience

International operations/marketing

Pembina Pipeline Corporation • 2020 Management information circular	23

4. Governance

Strong stewardship and governance are essential to operating our business effectively, and we maintain high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and for Pembina.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark ourselves against our peers to ensure we are following best practices. We continue to focus on ensuring our practices are aligned with our TSX 60 peer group.

Governance guidelines

Our board and management operate under governance guidelines that outline our emphasis on:

  enhancing and preserving value;
  protecting dividends;
  meeting our commitment to our purpose and our four stakeholder groups: customers, investors, employees and communities; and
  operating in a safe, reliable and environmentally responsible way.

Our governance guidelines set out our commitment to principles of good governance. In 2020, we updated the guidelines to add more formality to board assessments.

Board independence	✓	an independent chair of the board
	✓	audit committee, human resources, health and compensation committee and governance, nominating and corporate social responsibility committee are 100% independent
	✓	majority of the board must be independent
	✓	regular in camera meetings without management and without non-independent directors
Board diversity	✓	commitment to diversity by gender, age, skills and geographic location
Board effectiveness	✓	formal process for nominating directors and succession planning
	✓	ongoing director orientation and director education program
	✓	clearly established and distinct roles of board members and senior management
	✓	commitment to maintaining dialogue between management and directors
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal board assessment and peer review process
Integrity and ethical conduct	✓	commitment to ensuring the integrity of internal controls and public disclosure
	✓	monitoring of overboarding, board interlocks, and other potential conflicts of interest
	✓	established equity ownership requirements for directors
	✓	formal policy on majority voting
Organizational effectiveness	✓	requirement of board to oversee corporate strategy and manage organizational risks

Pembina Pipeline Corporation • 2020 Management information circular	24

The board's mandate

The board of directors is governed by a charter and oversees our business, provides guidance to management, monitors management's activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us. The board's mandate sets out specific matters that must be approved by the full board. All significant operational, governance, financial decisions, risk management decisions, and strategies that could affect our shareholders are reviewed by the board.	You can find a copy of the board's charter on our website (www.pembina.com).

The board's charter includes:

  ensuring an ethical culture;
  strategic planning;
  enterprise risk management, including insurable risks;
  financial management and reporting;
  succession planning and diversity; and
  officer compensation.

The board fulfils its mandated duties directly and by delegating certain responsibilities to its four standing committees (see page 39 for information about the committees).

Ensuring an ethical culture

One of our most valuable assets is our reputation as a reliable and responsible energy services provider, with consistent financial performance and long-term financial stability. Fostering and ensuring a culture that promotes integrity and ethical conduct is key to maintaining our reputation.

All executives and employees must acknowledge every year that they have read and understand our code of ethics (the code), whistleblower policy and other policies, will review all updates, and will comply with them at all times. You can find these and other policies on our website (www.pembina.com).

Code of ethics

All directors, executives and employees of Pembina are governed by the code, which sets out principles for ethical conduct in the following areas:

  conflicts of interest;
  business relationships and fair dealing;
  compliance with the law;
  government relations;
  health, safety and environmental matters;
  integrity of financial information;
  disclosure and insider trading;
  stakeholder and public relations;
  privacy and confidentiality;
  protecting our assets and records;
  entertainment, gifts and other payments;
  workplace environment and relationships; and
  reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

Updated policies and governance structures

We completed a company-wide update of our policies and governance structures in 2018 to align them with Pembina's new strategy and purpose (see page 46), comply with new legal and governance requirements, and to be consistent with industry practices.

We also developed a new set of policies for the growing number of Pembina employees in the United States.

Policies are reviewed annually by the policy owners and changes are approved as required.

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The board is responsible for establishing procedures for monitoring compliance with the code and does so through a combination of periodic reports from management, our annual certification process, as well as through our whistleblower policy (see below). No aspect of the code can be waived unless it is approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports related to the conduct of any director or officer have been filed (which would generally be required for conduct that would constitute a material departure from the code).

Whistleblower policy

Pembina has built its reputation over 60 years because of our strong record of safe, reliable and environmentally responsible operations. Our whistleblower policy is designed to help us uphold our reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment. The policy includes examples of activities that should be reported, and the process whistleblowers should follow to file a confidential report, including a whistleblower line that allows people to report anonymously by telephone or the internet, or through our external legal counsel addressed as confidential for direct delivery to the chair of the audit committee, at any time. Each whistleblower complaint is treated confidentially and thoroughly investigated.

Shareholder engagement

We engage with our shareholders through accurate and consistent public reporting, as well as open dialogue about our strategy, performance and business activities. We provide ongoing information to our shareholders in our annual report, management information circular, annual information form, quarterly reports, news releases, sustainability report, website, corporate presentation, earnings calls, annual investor day and at industry conferences and other meetings. We host earnings calls every quarter that are open to all, with a live webcast and question and answer period. Our annual meeting is webcast live (with this year's meeting being in a virtual-only format) and all shareholders can participate.

Our shareholder engagement program is formally set every year, and follows a consistent pattern of investor conferences, management road shows, industry-specific conferences, one-on-one meetings, and site tours. We also host an investor day every year during which our management team provides in-depth information about our strategy, operations, growth projects and financing plans.

Disclosure policy

Pembina is committed to providing material information to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, executives, employees and any other person authorized to speak on our behalf, that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of the chief executive officer and senior vice presidents who are responsible for reviewing and approving all material disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

We also ask investors for feedback at all engagement opportunities, as well as by email and by telephone, and our investor relations group has formal and informal interactions with shareholders about specific questions. Occasionally, members of the board, including the chair, will participate in these activities with management. Management regularly provides the board with feedback from our shareholders, both about our company and about more general themes related to our industry.

Our directors are also available to meet directly with shareholders, as appropriate. Interested parties can contact our board members through the corporate secretary at the address below. Board members also attend our annual shareholders' meeting and are available to respond to questions and receive feedback from investors.

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Shareholders can also contact our investor relations department any time, by letter, email or phone.

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Strategic planning oversight

The board oversees the development and execution of our long-term strategic plan and shorter-term objectives and initiatives. Pembina is committed to growing shareholder value through strategic project development and acquisitions that support the long-term success of both our company and our customers.

The board holds two dedicated strategy sessions every year. At these sessions, the board meets with management to review Pembina's current activities, long-range financial forecast and future growth opportunities, including input from third-party advisors  from time to time about industry or other trends and developments that may benefit us or pose a risk. The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

The board assesses the potential impact of significant projects against Pembina's target financial guardrails:

  generate 80% of adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) (see About non-GAAP measures on page 89) from fee-for-service business;
  maintain a strong "BBB" credit rating;
  maintain a strong customer base of 75% or greater of investment grade or secured counterparties; and
  target dividend payout of <100% of fee-for-service cash flow.

Risk management oversight

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of its responsibility, the board makes sure we have:

  an enterprise risk management (ERM) process, designed to identify and assess potential risks that may affect our business, operations or results, and to manage risk factors within our risk appetite;
  a risk management infrastructure to respond to identified risks, and critical risk management policies and procedures, including risk response, controls, monitoring, mitigation and reporting to the board; and
  specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

Risk management policies

Pembina maintains the following policies:

  Enterprise risk management policy
  Market risk mitigation policy
  Counterparty risk management policy
  Acceptable use of information assets policy
  Information management policy
  Corporate security policy
  Cyber security policy

To facilitate our risk review, we have an enterprise risk committee made up of members of management. The committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities. In 2019, the committee implemented a new process and categorization of risks. The committee requested each division's leadership team to identify the top risks for their businesses. The committee then conducted two roundtable discussions, and divided Pembina's top risks into three categories:

  new action required: risks where mitigation will require a new approach or strategy;
  mitigated with ongoing diligence: risks where there is mitigation in place, but may require some further adaptation or adjustments; and
  black swan: risks that are remote, and no current mitigation is in place or contemplated.

A senior officer is assigned to every risk that requires new action or that has a mitigation strategy but may need adaptation or adjustment.

Management reports periodically to the board of directors about the risks that have been identified through a survey that encompasses the whole company and, at least once a year, presents to the board of directors a summary of the enterprise risk committee's review of risk identification, management and reporting, and any deficiencies identified. The governance, nominating and corporate social responsibility committee reviews the risk oversight functions of the board and board committees to confirm that identified risk oversight is appropriately allocated.

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The ERM process also guides our materiality and disclosure decisions in relation to risks, based on the overriding principle that risks must be disclosed if they would most likely influence an investor's decision to purchase securities of the company, and weighing both the probability of an outcome as well as the potential financial impact to the company. You can find a complete listing and explanation of our risk factors under the heading Risk factors in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Our 2019 ERM process identified 13 risks that may require new action or that can be mitigated with ongoing diligence, and two black swan risks. For the top 13, the enterprise risk committee identifies potential impacts, mitigation strategies currently in place, emerging risks, and proposed additional mitigation approaches. The top 15 risks are listed below as categorized by the process:

New action required	Mitigated with ongoing diligence	Black swan
  Process safety and governance
  Employee empowerment, engagement and productivity
  Maintaining cash flow from operations per share growth rate
  Joint venture governance
  Project execution and capital cost efficiency
  Asset integration
  Key systems development

  Newly enacted regulations/politics
  Western Canadian Sedimentary Basin health
  Competition
  Cyber security
  Environmental policies
  restrictions on plastics use
  fossil fuels restrictions
  climate policies
  Hiring and retaining talent
Natural resource scarcity/availability of raw materials Terrorism/sabotage

Environmental, social and governance oversight

Pembina is committed to being a responsible corporate citizen and the board oversees corporate stewardship. The board recognizes the importance of environment, social and governance (ESG) factors to Pembina's long-term success.

Pembina's purpose includes a commitment to having a net positive impact on our stakeholders, and this is reflected in our health, safety and environment policy, our security management policy, our aboriginal and tribal relations policy, our integrity program, our investment in communities and our direct engagement with the communities where we operate.

We also understand that we are exposed to legal and reputational risk if we fail to adapt to changing regulatory regimes, and political and social initiatives in this regard. In particular, we are aware of the increasing need for transparency in ESG reporting.

Corporate social responsibility and Pembina's overall sustainability is the responsibility of the governance, nominating and corporate social responsibility committee. This responsibility was added to the committee's charter in 2018, and one of the committee's first tasks was to oversee management's development of Pembina's first sustainability report.

Our carbon stand

In 2019, we implemented two new ESG stands: our Carbon Stand and our Diversity and Inclusion Stand. You can read more about our Diversity and Inclusion stand on page 30.

Under our Carbon Stand, we are committed to reducing the greenhouse gas emission intensity in each of our businesses. We expect our Carbon Stand to have the following outcomes:

  employees who are proud of working for Pembina because of our commitment to the environment communities that recognize our commitment to GHG reductions, resulting in our investment being welcomed demonstrate our commitment to GHG reduction, aligning with leading customers' strategies and actions maintain and expand our investor base, by demonstrating our commitment to GHG reduction.

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Environmental risks

Pembina's 2019 ERM process identified environmental policies risk as one of the top 13 risks to our company and the industry.

The safety and environment committee is reviewing the potential impact of changing legislation and regulatory requirements on our industry, and the material risks and opportunities for Pembina. The risk factors listed in our AIF dated February 27, 2020 include references to how we currently think some of these environmental risks could impact us.

The safety and environment committee mandate includes oversight of environmental risks and policies. Our ERM process identified environmental policies risk as one of Pembina's top 13 risks, and also acknowledged natural resource scarcity as a potential risk. Among other things, we are concerned about the impact of new policies restricting plastics use, fossil fuel restrictions and climate policies, as well as physical risks such as natural resource scarcity, health and safety, property damage and disruptions to operations.

The human resources, health and compensation committee ensures the company focuses on sustainability issues by including safety and environment metrics in incentive plan design and compensation decisions for executives (see page 65).

Financial management and reporting

The board is responsible for:

  approving our financial statements, accompanying MD&A and earnings press releases;
  reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
  approving our annual operating and capital budgets and financing plans and strategies; and
  approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a robust system for tracking internal controls over financial reporting, compliance with the Sarbanes-Oxley Act, internal audit, fraud and auditing matters and responding to complaints, including anonymous complaints we may receive from employees or others. You can read about the audit committee's role in compliance and internal audit on page 39, and our whistleblower policy on page 25.

Compensation

Director compensation

The board is responsible for:

  approving director compensation;
  making sure director compensation is aligned with shareholder interests and adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation;
  working with the human resources, health and compensation committee to review from time to time the competitiveness of the compensation of our board members, board chair and committee chairs; and
  working with independent external advisors that review director compensation and provide objective advice.

The human resources, health and compensation committee reviews and recommends compensation for directors, the CEO and his direct reports. You will find a full list of that committee's activities in 2019 starting on page 42.

Executive compensation

All decisions about compensation of the CEO and senior vice presidents must be approved by the board.

The board works with the human resources, health and compensation committee and independent advisors retained by the human resources, health and compensation committee, to determine compensation for our CEO and senior vice presidents, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 45 and the role and responsibilities of the human resources, health and compensation committee on page 42.

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Succession planning and diversity

Executive succession planning

The board has developed position descriptions for the CEO, the senior vice president and Chief Financial Officer (CFO) and the other senior vice presidents, outlining the scope and responsibilities of each role.

The board is responsible for evaluating and appointing the CEO and his direct reports, and for approving the management succession process for other executives. It reviews succession plans for the CEO, the senior vice presidents and other executives, taking into consideration recommendations by the human resources, health and compensation committee. There is also a development plan process in place for employees who are potential successors to senior vice presidents and other executives. Assessment of readiness includes a thorough review of each individual's leadership competencies, technical skill and commercial acumen.

The executive team has formed a talent management committee that regularly reviews succession plans, identifies employees with high potential and ensures employee development is progressing as planned. The CEO meets with the human resources, health and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position, as well as senior management and other strategic positions, and review development plans for possible successors. Emergency successors for business continuity have also been identified for each executive position and are reviewed every year.

Leadership development

Pembina is developing a community of extraordinary leaders to realize the company's vision, and our Leadership Competency Framework is an essential part of this process, including succession planning. The framework has three graduated components: leading self, leading others and leading the business, and focuses on Pembina's 10 core competencies. The program brings employees across the company together to build relationships and share ideas, complementing on-the-job experience with formal and informal learning opportunities.

Diversity

The executive team and the board are mindful of the importance of management diversity, and consider diversity of all types, among other factors, in management succession planning. We comply with the requirements of the Employment Equity Act (Canada) for women, Aboriginal peoples, persons with disabilities, and members of visible minorities in management and submit a report annually to the federal government.

Pembina's 10 core competencies

✓ demonstrating accountability and commitment

✓ acting courageously

✓ exhibiting self-awareness

✓ communicating effectively

✓ working collaboratively

✓ empowering and developing others

✓ thinking and acting strategically

✓ leading positive change

✓ driving results

✓ applying business acumen

We developed a Diversity & Inclusion Stand in 2019 that reflects our commitment to diversity, equal opportunity and ensuring that our employees have the ability to thrive in an inclusive environment. We aim to achieve the following within the four pillars of our corporate purpose.

Employees	Communities	Customer	Investor
Attract, retain and develop a diverse workforce that is creative and innovative Provide a work environment where employees feel valued and respected	Cultivate a workforce that is representative of the communities where we live and work	Develop a culturally aware workforce that succeeds in global markets Align our values with our customers by recognizing the importance of a diverse and inclusive work environment
  Demonstrate that we are investing in a diverse and inclusive workforce to strengthen our business and improve profitability
  Attract and retain investors who are committed to environmental, social and governance (ESG) initiatives

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Our approach has three phases.

1. Research and awareness -complete	2. Creation of stand and outcomes - complete	3. Strategy and measurement - in progress
  Best practice and industry research
  Internal stakeholder consultation sessions
  Executive awareness training
  Current state data analysis, including an employment equity narrative that assesses Pembina's diversity by gender, Aboriginal peoples, persons with disabilities and visible minorities.
Creation of a committee of Officers and other executive to develop Pembina's Diversity and Inclusion Stand and outcomes to drive commitment to the initiative.
  Development of a multi-year strategy
  Identification of key focus areas and initiatives
  Identification of key metrics for measurement
  Training for the recruitment team and other members of Human Resources.

Phases one and two are complete, and our employment equity narrative is available to all employees on the company's intranet.

We made progress on Phase 3 in 2019 by performing an all-employee online inclusion survey. Responses were received from all demographic groups, with a good distribution between field and office and gender representation. Two pilot employee resource groups were established and will be monitored for effectiveness in the early part of 2020. We are positioned to create the multi-year strategy in 2020.

Women currently represent approximately 28% of our workforce, which is higher than the Alberta mining and oil and gas extraction industry median for all employees of 21.5% in 2017, the last time this data was published, and the most closely comparable industry group. We currently have four female executives (15 percent of our executive team). While we do not have a formal target for women in executive positions, we are confident that, by continuing to identify female candidates for higher level executive positions, and with the growing number of women in management, our succession planning will lead to more women moving into executive positions.

Employee engagement

We believe an engaged workforce increases company productivity, improves results and ultimately adds value to our shareholders. We began tracking employee engagement scores in 2013 and are updating those results every two or three years.

Our 2018 score was 66% on the employee engagement survey. Our 98% response rate to the 2018 survey was exceptional and demonstrates that our employees are committed to providing feedback and making Pembina a great place to work. Our response rate far exceeds AON's global average response rate of 80% and our 66% score is consistent with other TSX 60 companies in the survey.

Human resources policies Pembina maintains the following policies: Respectful workplace policy Alcohol and drug policy Privacy policy

Because we aspire to a higher engagement level, our CEO and Senior Vice Presidents have included specific goals for 2020 to address some of the concerns voiced by our employees.

In 2019, Pembina was once again recognized as one of 'Alberta's top 75 employers' by Mediacorp Canada, recognized as one of 'Canada's top 100 employers' by the Globe and Mail, and recognized as one of 'Canada's top employers for young people' by the Globe and Mail.

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About the board of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and to represent the long-term interests of our stakeholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

  National Policy 58-201 - Corporate Governance Guidelines;
  National Instrument 52-110 - Audit Committees;
  U.S. Securities and Exchange Commission rules and regulations;
  Sarbanes-Oxley Act of 2002; and
  TSX and NYSE rules.

Independent board

Nine of the ten nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina's President and CEO.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

We require all directors who sit on the audit, human resources, health and compensation, and governance, nominating and corporate social responsibility committee, to be independent directors.

In camera sessions

The board meets in camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent directors (if there are any).

In 2019, our independent directors met separately at every board meeting.

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent. The roles of chair of the board and CEO have been separate since we went public in 1997. Our current chair, Randall J. Findlay, is independent and has been chair since 2014.

The board has written position descriptions for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board. The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making, including overseeing board direction and administration, board and individual director effectiveness.

The board, in conjunction with the governance, nominating and corporate social responsibility committee, also selects the chair of each committee.

Nomination of new directors

The board reviews its composition annually, considering diversity, specific skills, tenure and the experience required on the board. The board looks at director nomination dynamically, recognizing that the skills the board needs will change over time and as the company and the industry evolve. The goal is a board that is effective, experienced and well-balanced.

The governance, nominating and corporate social responsibility committee looks to a number of sources to identify new candidates, including outside search firms, and recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders.

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The committee and the board look for directors who are inquisitive and objective, have practical wisdom and mature judgment. To make sure the process is impartial, the board takes into consideration any potential conflicts of interest and relationships between new directors and existing directors. It also considers whether the candidates are able to devote enough time to their duties as a director, and reviews and consults with the chair of the board and the CEO to gather their input before proposing the nominated directors to shareholders.

Jeffrey Smith and Bob Michaleski are retiring from the board on May 8, 2020, and the governance, nominating and corporate social responsibility committee has an extensive recruitment process underway to replace them. We are excited this year to recommend Mr. Gwin for election to the board. In selecting Mr. Gwin, the committee worked with two independent search firms to develop a list of candidates who would meet the diversity and experience needs of the board. Potential candidates are interviewed extensively by the search firm, members of the governance, nominating and social responsibility committee, and other members of the board. Mr. Gwin was selected as he possesses a mix of skills, experience and qualifications required on the board at this time. He will bring a wealth of relevant leadership experience in the finance and energy sectors. The search is continuing for an additional candidate to replace the second retiring director. Final candidates will be selected based on competencies, skills, education, communication and interpersonal skills, and relevant business, government and civic experience. The committee and the board will also consider the board's skills matrix, to make sure board composition and diversity remain balanced.

Board diversity

The board recognizes the importance of director diversity and has a written policy that serves as a framework for promoting diversity of all kinds. Since implementing the policy, we have added two women to our board. We currently have three women on our board, and have improved the board's geographic, educational, experience, and age diversity over time.	30% of the nominated directors are women

In line with the diversity policy's objectives, the governance, nominating and corporate social responsibility committee aims to achieve diversity on the board when identifying, selecting and recommending nominees for election, while balancing the professional qualifications required of our directors. In its annual assessment of board composition and mix of skills, the governance, nominating and corporate social responsibility committee also looks at how effective our diversity policy is at building board diversity, considering the skills required on the board at that time.

The governance, nominating and corporate social responsibility committee and board are specifically committed to continuing to increase the number of women on the board. While the diversity policy does not set formal targets for women on the board, we feel that diversity is being addressed on an ongoing basis by the governance, nominating and corporate social responsibility committee and the board.

Age and tenure

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

We do not have a formal policy imposing term limits. Our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship.

62 average age of our directors 5 years average tenure of our independent directors

While the board recognizes that a longer serving director can make a growing contribution to the board over time, it balances experience with some turnover to generate fresh ideas and perspectives on various issues and our business in general.

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. seven of our directors are located in Canada, and two are located in the U.S. Aside from geographical location, we have several directors with relevant experience in both markets as well as internationally.

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Skills and experience

The board regularly evaluates the competencies and skills of the directors against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

It is our goal to ensure the board has a prudent mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable number of directors to facilitate productive discussion and decision-making. The board uses a skills matrix to identify and evaluate the experience and knowledge of the directors, and to identify potential areas to focus on when recruiting new director candidates. The governance, nominating and corporate social responsibility committee maintains the matrix and updates it regularly. In 2019, the governance, nominating and corporate social responsibility committee and the board revised its skills matrix in order to better illustrate our directors' self-assessments of skills, and added new skills that will be important to the company as it evolves.

The following tables show the mix of experience and knowledge of our nominated directors.

		andall Findlay (chair)	Anne-Marie Ainsworth	Mick Dilger	Robert Gwin	aureen Howe	Gordon Kerr	David LeGresley	Leslie O'Donoghue	Bruce Rubin	Henry Sykes	Total
Key characteristics
Age	<60			✓	✓				✓			3	30%
	60-69	✓	✓			✓	✓	✓		✓	✓	7	70%
	70+											0	0%
Tenure	<5 years				✓	✓	✓			✓	✓	5	50%
	5-10 years		✓	✓				✓				3	30%
	11+ years	✓							✓			2	20%
Geographic location	Alberta	✓		✓			✓		✓		✓	5	50%
	British Columbia					✓						1	10%
	Ontario							✓				1	10%
	U.S.		✓		✓					✓		3	30%
Education	Business/Finance		✓	✓	✓	✓	✓	✓		✓		7	70%
	Economics					✓			✓		✓	3	30%
	Engineering	✓	✓					✓		✓		4	40%
	Legal								✓		✓	2	20%
Skills and experience
Engineering / operational		✓	✓	✓			✓	✓		✓		6	60%
Industry knowledge - midstream		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Ambitious large capital projects - strategies & risk		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Safety, health and environment		✓	✓	✓	✓	✓	✓		✓	✓	✓	9	90%
Human resources / compensation		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Capital markets / investor relations		✓	✓	✓	✓	✓	✓	✓	✓		✓	9	90%
Financial		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Risk		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Government relations			✓	✓	✓	✓		✓	✓	✓	✓	8	80%
Corporate governance		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Leadership / CEO		✓	✓	✓	✓		✓	✓	✓	✓	✓	9	90%
C-suite - managing transformational growth, building infrastructure		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10	100%
Petrochemical / LNG experience		✓	✓	✓	✓	✓				✓	✓	7	70%
International operations / marketing		✓	✓	✓	✓		✓		✓	✓	✓	8	80%

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Attendance and active participation

We have a very committed group of directors and are proud to report that in 2019, our board had perfect attendance, as our directors attended all board and committee meetings. Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance, nominating and corporate social responsibility committee and managed by the chair of the board.	100% meeting attendance in 2019

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on one or two committees.

The table below includes details of director meeting attendance in 2019.

			Committee meetings
Director	Board meetings		Audit	Governance, nominating and corporate social responsibility	Human resources, health and compensation	Safety and environment	Total committee meetings
R. Findlay[1]	8 of 8 (chair)	100%		5 of 5			5 of 5	100%
A. Ainsworth[2]	8 of 8	100%	3 of 3		3 of 3	4 of 4 (chair)	10 of 10	100%
M. Dilger[3]	8 of 8	100%					N/A	N/A
M. Howe	8 of 8	100%	4 of 4	5 of 5			9 of 9	100%
G. Kerr	8 of 8	100%	4 of 4 (chair)		4 of 4		8 of 8	100%
D. LeGresley	8 of 8	100%	4 of 4		4 of 4 (chair)		8 of 8	100%
R. Michaleski[4]	8 of 8	100%		3 of 3		4 of 4	7 of 7	100%
L. O'Donoghue	8 of 8	100%		5 of 5	4 of 4		9 of 9	100%
B. Rubin[5]	8 of 8	100%	4 of 4			2 of 2	6 of 6	100%
J. Smith	8 of 8	100%		5 of 5 (chair)		4 of 4	9 of 9	100%
H. Sykes	8 of 8	100%	4 of 4		4 of 4		8 of 8	100%

1 Mr. Findlay typically attends all committee meetings in his capacity as chair of the board.

2 Ms. Ainsworth stepped down from the audit committee and was appointed to the human resources, health and compensation committee on April 1, 2019 and attended all meetings after her appointment.

3 Mr. Dilger attended all board meetings in 2019 as a director and CEO, and all committee meetings in 2019 in his capacity as CEO.

4 Mr. Michaleski was appointed to the governance, nominating and corporate social responsibility committee on April 1, 2019 and attended all meetings after his appointment.

5 Mr. Rubin was appointed to the safety and environment committee on April 1, 2019 and attended all meetings after his appointment.

Orientation and continuing education

The governance, nominating and corporate social responsibility committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

  corporate governance guidelines;
  board mandate;
  committee charters;
  terms of reference for directors;
  written position descriptions for the board chair, committee chairs, CEO and the senior vice presidents;
  key corporate policies;
  recent disclosure and investor materials;
  strategic plan; and
  other relevant corporate and board information.
Pembina Pipeline Corporation • 2020 Management information circular	35

New directors attend orientation sessions and one on one meetings with key officers to familiarize themselves with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business. All of our directors are members of the Institute of Corporate Directors and the company pays the cost of this membership. The board also encourages individual directors to attend continuing education sessions and contributes to the cost of attending these courses. We also periodically provide educational sessions about our business, our industry and emerging trends and issues. These are presented at scheduled board and committee meetings, and include:

  Annual briefings - typically include reviews of the competitive environment, our five-year or ten-year financial outlook, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed;
  Corporate governance issues and trends - regular briefings on corporate governance developments and emerging best practices; and
  Industry and other issues and trends - presentations from time to time by external consultants about general industry trends or other topics of interest.

2020 priorities

The board has set the following priorities for continuing education in 2020:

Business/industry

✓ petrochemicals;

✓ global commodity and financial markets; and

✓ liquified natural gas (LNG).

Risk

✓ enterprise risk oversight;

✓ cyber security; and

✓ facility security.

Governance

✓ ESG;

✓ shareholder activism and board shareholder engagement;

✓ board diversity; and

✓ director liability.

The corporate secretary maintains a list of all skill development of, and continuing education taken by, the directors, which the governance, nominating and corporate social responsibility committee reviews when building each year's director education plan. The table below shows the education sessions our directors attended in 2019:

Category	Event	Date	Presenter	Attendees
Financial	Audit Education Session - Internal Audit	February 20	Ernst & Young	R.J. Findlay M.E. Howe G.J. Kerr D.M.B. LeGresley B.D. Rubin J.T. Smith H.W. Sykes
	Economic transition of start ups & private equity financed businesses	February 25	Institute of Corporate Directors	G.J. Kerr
	Audit Education Session - Oversight of the External Auditor - Guidance for Audit Committees	May 1	Financial Compliance & Reporting Department	R.J. Findlay M.E. Howe G.J. Kerr D.M.B. LeGresley B.D. Rubin H.W. Sykes
	Women Get on Board - Audit Committee Effectiveness (panel member)	May 23	KPMG	M.E. Howe
	An Economic Update with Premier Jason Kenney	October 1	Calgary Chamber	L.A. O'Donoghue
	Audit Committee Effectiveness	October 17	Institute of Corporate Directors	G.J. Kerr
	Audit Education Session - Pembina Tax Strategy	October 30	Pembina Tax Department	M.H. Dilger M.E. Howe G.J. Kerr D.M.B. LeGresley B.D. Rubin H.W. Sykes

Pembina Pipeline Corporation • 2020 Management information circular	36

Global markets	Doubts about democracy	March 25	Palmer lecture series	G.J. Kerr
	Political transformation	June 12	Institute of Corporate Directors	G.J. Kerr
	Audit Education Session - External Perspective - Pembina and Energy Capital Markets	July 31	Peters & Co. Limited	All directors except A-M.N. Ainsworth M.H. Dilger R.B. Michaleski
	Changing Fortunes: Long-Termism: G-Zero, Artificial Intelligence and Debt	September 6	Stephan Poloz	L.A. O'Donoghue
	Fall Economic Update with Avery Shenfeld	October 3	CIBC	L.A. O'Donoghue
	Petronas International Speaker Series - The State of LNG Markets in the world and Canada's potential	November 26	Haskayne School of Business	R.J. Findlay L.A. O'Donoghue
Industry knowledge	How to drive innovation from the boardroom	February 26	KPMG	A-M.N. Ainsworth
	Annual energy CEO & board breakfast	March 12	Egon Zehnder	A-M.N. Ainsworth
	CDL Rockies - energy stream	May 15	Haskayne School of Business	G.J. Kerr
	Canada's natural gas future	June 18	Energy dialogues	G.J. Kerr
	Governance during crisis - The Canadian Energy Industry	September 30	Institute of Corporate Directors	G.J. Kerr
	Canada Kuwait Petrochemical Corporation - Project Review	October 30	Pembina Project Team	All directors
	U.S. Basins and Industry Trends	October 30	Tudor, Pickering, Holt & Co.	All directors
Technology	Directors Board Byte Series: The Essential Eight and Blockchain	January 17	PwC	L.A. O'Donoghue
	KPMG Disruption Series for Board Directors - Exponential Technologies	April 4	KPMG	M.E. Howe
	Business transformation - thriving in a digital era	May 10	Institute of Corporate Directors	G.J. Kerr
	KPMG Disruption Series for Board Directors - Overcoming the Challenges of Innovation	June 11	KPMG	M.E. Howe
	Digital Transformation - Catalyst or Casualty?	July 31	RS Energy Group	All directors
	Cyber security - managing insider threats	October 24	KPMG	G.J. Kerr
ESG	Panel discussion on what firms look for in searches for directors	February 25	Women on Boards	G.J. Kerr
	Better Questions for Boards - Enhancing Board Oversight of Culture	May 22	Ernst & Young	D.M.B. LeGresley
	Panelist and main speaker on board expectations	September 26 and November 7	Greater Houston Women's Chamber of Commerce	A-M.N. Ainsworth
	CEO and director governance challenges and perspectives	October 28	Institute of Corporate Directors	G.J. Kerr

Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than three other public company boards and none of them currently sit together on the board of another public company.

Our governance guidelines limit the number of public company boards our directors can serve on. Mr. Dilger, who is a director and our CEO, and other directors who hold executive offices with public companies, can serve on one public company board in addition to Pembina's. All other directors can serve on up to four public company boards in total (including Pembina's). Directors who want to serve on the board, or as an executive, of another publicly traded company must notify the chair of our governance, nominating and corporate social responsibility committee before accepting the nomination or appointment.

The governance, nominating and corporate social responsibility committee has reviewed the boards our directors currently serve on, and has determined that they do not affect the board's independence or its ability to operate effectively.

Pembina Pipeline Corporation • 2020 Management information circular	37

The chair of the governance, nominating and corporate social responsibility committee, together with the board chair, will determine whether accepting the appointment would compromise the director's availability or capacity, or result in an actual or perceived conflict of interest.

The board regularly reviews the other directorships of its directors. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

If a director or executive has a material interest in a potential transaction or agreement, he or she must report this to the board. Directors must have the governance, nominating and corporate social responsibility committee's approval before accepting a senior management or board position with another company. Directors who feel they might have a conflict of interest related to any matter the board is considering at a meeting must disclose the interest, refrain from voting on the matter and remove themselves from that portion of the meeting.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively, based on the expectations set out in the board and committee charters, and to encourage continuous improvement.

We complete an assessment of the board once a year and, in 2020, updated our governance guidelines to make this a formal requirement. We also amended the guidelines to require the board to engage a third-party advisor to assist in the evaluation and assessment of the board, its committees, the board chair and the committee chairs at least once every three years.

Annual process

The chair of the board leads the assessment, with input from all directors. Each director completes a formal questionnaire every one or two years, which is divided into four categories: board responsibility, board operations, board effectiveness and committee matters. Each director also evaluates the effectiveness and performance of the board chair and fellow directors.

The chair meets with each director individually, in person or by telephone, to discuss the results of the questionnaires and conduct an individual assessment. The chair also seeks input on board effectiveness, risk management, strategic oversight and other relevant topics. After the results of the questionnaires and meetings are compiled, the governance, nominating and corporate social responsibility committee and the board discuss the results, in camera, if appropriate.

In-depth review

To ensure that the board, its committees and individual directors are equipped to evolve with the business given its transformative changes in recent years, the board retained an independent outside consultant in 2018 to conduct an evaluation of the board and management. The governance, nominating and corporate social responsibility committee considered this evaluation as part of its discussions on board, committee and director effectiveness in 2018.

The governance, nominating and corporate social responsibility committee and the board also recognize the important role that self-evaluation plays in the overall assessment of board effectiveness. In 2019, the chair of the board conducted one-on-one interviews with each director and sought feedback on:

  board responsibility, including strategy and succession planning;
  board operations, including efficiency, sufficiency of performance and market data provided by management, adequacy of independent director discussions;
  committee performance;
  board effectiveness; and
  self-evaluations of directors.
Pembina Pipeline Corporation • 2020 Management information circular	38

Board committees

The board has four standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

  Audit;
  Governance, nominating and corporate social responsibility;
  Human resources, health and compensation; and
  Safety and environment.

Each committee is governed by a written charter that is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the directors that serve on the board committees must be independent, except for our safety and environment committee, which must have a majority of independent directors. In 2018, as part of the corporate governance and policy update project, the board and committees reviewed and updated all of the committee charters, and renamed three of the committees to better reflect the new committee and corporate structure and ensure alignment and consistency amongst the committees, and with Pembina's purpose and four stakeholder groups.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

The board may also, from time to time, establish ad hoc committees to address specific issues that emerge or assume tasks not covered by the standing committees and for a specific period of time.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 13.

Audit committee

The audit committee is responsible for overseeing:

  the integrity of Pembina's financial statements, the reporting process and internal controls over financial reporting;
  the relationship, reports, qualifications, independence and performance of the external auditor;
  the internal audit function;
  financial risk management with respect to areas outlined in the audit committee charter;
  compliance with legal and regulatory requirements;
  management information technology related to financial reporting and financial controls; and
  maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management and the external auditors and separately with the external auditors. The audit committee met four times in 2019. All of these meetings included the internal and external auditors and time without management present.

Pembina Pipeline Corporation • 2020 Management information circular	39

Members	Gordon Kerr (chair) Maureen Howe David LeGresley	Bruce Rubin Henry Sykes
Gordon Kerr, David LeGresley and Maureen Howe are financial experts and all of the members are financially literate (within the meaning under U.S. and Canadian securities laws, respectively).
Independence

100%

Each of the five directors met the independence criteria as of March 19, 2020, within the meaning of National Instrument 52-110 - Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the TSX and the NYSE.

Qualifications
  be an accountant or have financial experience or accreditation, or both all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting reviewing annual and quarterly consolidated financial statements, MD&A, the earnings press releases and other financial disclosure, and recommending them to the board for approval reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

  overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged

Internal audit

  overseeing the internal audit function including the audit charter, activities, staffing and organizational structure approving the annual audit plan
  assessing performance and ensuring there are no unjustified restrictions or limitations meeting separately as appropriate, to discuss matters that should be discussed privately reviewing our internal controls over financial reporting for Sarbanes-Oxley Act (SOX) compliance reviewing our disclosure controls and procedures with the CEO and CFO overseeing, investigating and reporting on whistleblower complaints

Financial risk management

  discussing governance guidelines and policies for risk assessment and management of areas outlined in the audit committee charter developing or overseeing the development of these guidelines and policies

You can find more information about the audit committee under the heading Audit Committee Information in our AIF on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • 2020 Management information circular	40

Governance, nominating and corporate social responsibility committee

The governance, nominating and corporate social responsibility committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the Company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met five times in 2019. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Randall Findlay Maureen Howe	Robert Michaleski Leslie O'Donoghue
	Jeffrey Smith and Robert Michaleski are retiring from the board and Mr. Smith will be stepping down as chair of the committee on May 8, 2020. Maureen Howe will assume the role of committee chair.
Independence	100%
Qualifications	governance committee of other public companies legal, compliance or regulatory background CEO or senior executive experience
Key responsibilities

Board governance

  board size and composition
  director orientation, education and training
  monitors potential conflicts of interest, outside board appointments eligibility and selection criteria, including independence and financial literacy recommending director candidates for election to the board and appointment to chair of the board recommending candidates for the CEO position
  annual board, director and committee assessments

Compliance and disclosure

  corporate social responsibility/ESG oversight
  monitoring best governance practices and our compliance with governance related laws and regulations approving our disclosure policy and overseeing our policies, procedures and the disclosure committee assisting the board in establishing appropriate risk oversight functions at the board and committee levels reviewing and approving the corporate social responsibility report

2019 highlights

Director succession

  regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process reviewed and considered changes to committee membership for 2019 led the director recruitment and selection process for replacing two retiring directors reviewed and dealt with outside board appointments

Corporate governance best practices

  reviewed and recommended:
    amendments to corporate policies and board and committee charters adoption of the 2020 director education plan
  reviewed the activities of the company's disclosure committee reviewed the director onboarding process and continuing education program for the directors assessed relationships between Pembina and each director and determined that 10 out of the 11 nominated directors are independent monitored recent developments, emerging trends and best practices in ESG, corporate governance and disclosure practices, including shareholder engagement trends, cybersecurity, improving shareholder voting participation and activist shareholder developments and trends reviewed director and officer insurance coverage

Evaluation of the board, board committees, chairs and individual directors assessed director independence and reviewed director relationships, commitments and interlocks retained and oversaw external independent advisors to evaluate the board, its committees and the directors

Public disclosure

  reviewed and approved the information related to corporate governance in this circular, for recommendation to the board reviewed and approved the 2018 update to Pembina's Sustainability Report

Pembina Pipeline Corporation • 2020 Management information circular	41

Human resources, health and compensation committee

The human resources, health and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs, including our compensation programs.

The committee reviews and recommends to the board approval of our general compensation philosophy, oversees the development and administration of our compensation programs, and oversees executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation, succession and resource planning programs, and ensuring that appropriate actions are taken to mitigate those risks.

The committee reviews and recommends director compensation for approval by the board, recommends approval by the board of compensation for the CEO and senior vice presidents, and oversees compensation of the other executives.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for ensuring all plans and health and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult external independent advisors for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 53 and our executives on page 56. You can find more information about compensation governance on page 49.

The committee met four times in 2019. All of these meetings included time without management present.

Members	David LeGresley (chair) Anne-Marie Ainsworth Gordon Kerr	Leslie O'Donoghue Henry Sykes
Independence	100%
Qualifications	executive or CEO experience human resources or compensation experience compensation committees of other public companies industry or sector experience financial or legal expertise

Pembina Pipeline Corporation • 2020 Management information circular	42

Key responsibilities

Compensation philosophy and approach

  reviewing and recommending compensation philosophy
  reviewing and recommending executive compensation program and incentive plans reviewing and recommending director compensation, including retainers and attendance fees

Program oversight

  reviewing compensation design, corporate objectives and executive performance targets reviewing employment agreements and severance and change of control arrangements for the CEO and other senior vice presidents assisting the board in establishing and overseeing officer succession plans overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

  recommending individual elements of total compensation for the CEO and senior vice presidents reviewing and recommending the annual report on executive compensation and public disclosure

Compensation risk oversight

  ensuring executive compensation is aligned with our short, medium and long-term goals monitoring legal and stock exchange compliance

2019 highlights

Program oversight

  reviewed short-term and long-term incentive plans in detail reviewed and approved external advisor engagement, services and work plan reviewed and recommended for approval the compensation peer group reviewed and recommended for approval director compensation for 2020 reviewed and recommended for approval the creation and appointment of vice president positions reviewed status of the occupational health program
  reviewed and endorsed our Diversity and Inclusion Stand

Succession planning

  reviewed the executive succession plan and the executive development plan process

Annual performance and compensation

  recommended for approval:
    2019 performance goals for the short-term incentive plan
    2019 CEO objectives
    2019 restricted share unit (RSU)/ performance share unit (PSU) award plan along with PSU performance measures
    2019 stock option award
  reviewed and recommended for approval 2018 corporate and business unit performance to determine 2018 short term incentive payouts (paid in 2019)
  reviewed and recommended for approval the 2016 PSU multiplier for long-term incentive payouts (paid in 2019)
  reviewed and recommended for approval the budget for salary increases

Public disclosure

  reviewed and recommended for approval the information related to compensation in the information circular

Education

  received an overview of compensation trends and executive compensation market analysis received quarterly human resources updates
  received an overview of the company's employment equity narrative report for 2019 received an overview of the company's pension and benefits program received an overview of the company's health and wellness program received an overview of the company's Diversity and Inclusion Stand.

Pembina Pipeline Corporation • 2020 Management information circular	43

Safety and environment committee

The safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met four times in 2019. All of these meetings included time without management present.

Members	Anne-Marie Ainsworth (chair) Robert Michaleski	Jeffrey Smith Bruce Rubin
	Jeffrey Smith and Bob Michaleski are retiring from the board and stepping down from the committee on May 8, 2020.
Independence	100%
Qualifications	engineering or operations background legal, compliance or regulatory experience CEO or senior executive experience
Key responsibilities

Program and strategy development

  overseeing the development, implementation and auditing of our safety and environmental management policies, programs, systems and practices reviewing our safety and environmental strategy

Risk management

  identifying safety and environmental risks and recommending appropriate programs to manage and reduce risk monitoring current, pending or threatened regulatory action by or against us

Regulatory compliance and public disclosure

  reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies reviewing and approving our annual internal sustainability report

2019 highlights

Safety and environment measures

  reviewed and approved the 2019 safety and environment performance measures to be used across all business units, incorporating both leading and lagging indicators reviewed 2018 performance against targets and recommended for approval the safety and environment performance multiplier for the 2018 short-term incentive plan award to the human resources, health and compensation committee reviewed management's 2019 environment work plan

Safety

  reviewed the results of management's incident review panel related to all significant events monitored emerging and material issues in safety, security and environment, including climate change, process safety, and security program requirements received reports from management's continuous improvement teams oversaw the completion of the Canadian Energy Pipeline Association's "integrity first" third party verification for pipeline and damage prevention in 2019 conducted in-depth review of management plans to enhance company driving performance monitored 2019 pipeline integrity and geotechnical programs reviewed management's 2019 work plans for asset integrity inspection and repairs monitored progress of the company's implementation of new Operation Management System (OMS)
  Reviewed and endorsed Pembina's Process Safety 5 Year Vision plan designed to enhance process safety performance

Pembina Pipeline Corporation • 2020 Management information circular	44

5. Compensation discussion and analysis

This section of our circular describes how we pay our directors and the named executives. We've grouped it into four sections:

Executive summary page 46

Summarizes our performance and compensation decisions this year, and changes we have made to our compensation plans.

Compensation governance page 49

Describes how we oversee compensation and manage risk.
It also tells you about our independent consultants.

Director compensation page 53

Describes our approach to compensating directors, our expectations for share ownership and what we paid our directors in 2018.

Executive compensation page 56

A thorough discussion of what we pay the named executives
at Pembina and why, along with a discussion of this year's Company performance and our 2018 compensation decisions.

Pembina Pipeline Corporation • 2020 Management information circular	45

Executive summary

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years.

We believe in staged, carefully managed growth that respects the interests and concerns of all our stakeholders while providing the pipelines and midstream services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable operations.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

2019 named executives

  Michael (Mick) Dilger, President and CEO
  Scott Burrows, Senior Vice President and CFO
  Paul Murphy, Senior Vice President and Corporate Services Officer
  Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer
  Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives to keep the focus on long-term success and aligns compensation awards with our shareholders' interests. You can read more about our compensation strategy starting on page 56.

2019 was another record setting year

The past few years at Pembina have been very exciting and 2019 was no exception. Pembina successfully completed a major acquisition, announced further expansions of our Peace Pipeline system, and placed in excess of $600 million of projects safely and successfully into service. While these achievements kept us very busy, we also continued to build on our strong relationships with communities and had a record-breaking year in community investment and charitable contributions.

The most significant event this year was the $4.25 billion acquisition of Kinder Morgan Canada Limited and the U.S. Cochin pipeline.  This logical build out of our value chain included the Cochin Pipeline and Edmonton Terminals.  This acquisition is a clear example of our focus on getting better, not just bigger.  From a financial perspective, a number of new records were set in 2019.  Volumes in our Pipelines Division were two percent higher at 2,566 thousand barrel of oil equivalent per day (mboe/d).  Adjusted EBITDA in this division increased by nine percent to $1.9 billion as a result of additional revenues associated with Phase IV and V Peace Pipeline expansions which went into service in December of 2018.  In our Facilities Division, revenue volumes increased two percent to 891 mboe/d. Adjusted EBITDA in this division increased by nine percent to $1.0 billion as the Company benefited from increased demand at the Saturn Complex and Cutbank Complex as well as Duvernay II being placed into service in November 2019. In the Marketing & New Ventures Division marketed NGL volumes increased eight percent to 189 mboe/d. Adjusted EBITDA in this division increased by three percent to $423 million as a result of higher gains on commodity-related derivatives.

Our corporate strategy

Our strategy has four components:

  preserve value by providing safe, environmentally conscious, cost-effective and reliable services diversify by providing integrated solutions which enhance profitability and customer service implement growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves secure global markets by understanding what the world needs, where they need it, and delivering it

Strong results across Pembina's three divisions contributed to record adjusted EBITDA of $3.1 billion, eight percent higher than the prior year.  In addition, adjusted cash flow from operating activities per common share was $4.36 compared to $4.27 in the prior year while earnings per common share was $2.66 compared to $2.28 in the prior year.  As we look to the future, we are excited about the $1.2 billion of additional projects we are expecting to put into service throughout the upcoming year including the Phase VI expansion of the Peace Pipeline system, the first phase of the Prince Rupert Export Terminal, the Hythe Developments project, as well as Duvernay III, amongst others.

We recognize the importance of employing responsible social and environmental practices throughout our business and ensuring that the communities where we operate experience net benefits from our development. That is why we were pleased to share our progress in developing two new ESG Stands. You can read about our Carbon Stand on page 28 and our Diversity and Inclusion Stand on page 30. In 2019, we invested $10 million in communities where we have a presence, while our employees volunteered in excess of 7,900 hours. We know that when we support worthy causes we can be confident that our investment of time and money will make a profound difference in our communities, not only now, but in the years to come.

Pembina Pipeline Corporation • 2020 Management information circular	46

CEO Compensation: five year look-back

Our executive compensation program is designed to align compensation to corporate strategy and performance, and to reward executives for short and long-term success.

The graph below shows the CEO's target compensation for each of the last five years, and the realized and realizable value of awards granted as of December 31, 2019. More than 80% of the CEO's target compensation is at risk, tied to our share price, and paid out over performance periods ranging from one to seven years (see page 56 for more information about our executive compensation program).

The graph shows that a significant portion of what the CEO has earned over the past five years has been the direct result of our performance on the value of his medium and long-term incentives. It also tells us that our executive compensation program is meeting a key objective: to drive long-term performance while aligning executives with the interests of our shareholders.

See page 73 for more information about Mr. Dilger's performance and compensation in 2019.

Target total direct compensation (Target TDC) includes base salary as of the end of the relevant year, target annual incentive award (1.0x) and grant value of the medium- and long-term incentive awards for the calendar year, calculated on the date of grant.

Realized/realizable pay includes:

  base salary, annual incentive award paid for the year, realized medium-and long-term incentive awards (the payout of vested RSUs and PSUs, including RSUs and PSUs accrued as dividend equivalents to the payment date, and the value of stock options exercised, if any, during the period for the respective grant years); and
  the value at December 31, 2019 of unrealized medium- and long-term incentive awards (RSUs and PSUs outstanding, RSUs and PSUs accrued as dividend equivalents to the end of the year, and in-the-money stock options for the respective grant years), including vested and unvested securities. We have estimated the realizable value of the 2018 and 2019 PSU grants assuming PSUs vest at target.
Pembina Pipeline Corporation • 2020 Management information circular	47

Key performance measures and link to business strategy

The table below is a summary of the key performance measures that determine how our named executives are paid. Compensation increased in 2019 to recognize excellent performance against these measures, and to keep us in line with our peers. You can find more details about the key performance measures and results starting on page 64.

You will find a complete discussion of what we paid our named executives in 2019 and why starting on page 62, and a discussion of each named executive's accomplishments this year starting on page 73.

Performance measure	Results	Strategic link
Financial
  Adjusted cash flow from operating activities per share[1] was $4.36, or 7.9 percent above our budget
  Adjusted EBITDA[1] was $3.1 billion, approximately 4 percent over our budget
  Raised approximately $2.8 billion of capital in 2019 through the issuance of $2.3 million in medium-term notes at rates ranging between 2.56 percent and 4.54 percent and a $500 million term loan while fully repaying term notes and loans of $1.2 million lowering Pembina's cost of debt.
Maintain a strong balance sheet
Safety and environment	Scored 1.9 on key measures Had one minor reportable spill and safely delivered 99.9999 percent of volume shipped. All divisions outperformed in 2019	Implement growth in a safe and environmentally responsible way
Commercial and operational
  Acquired Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system from Kinder Morgan, Inc. for a total consideration of $4.25 billion.
  Secured $1.2 billion in new growth projects.
  Successfully and safely placed into service over $600 million of new projects
  Continued to achieve performance that has been essentially on time and on budget
Diversify our asset base to enhance profitability
Shareholder value
  Three-year total shareholder return (TSR) was 31.52 percent, higher than the median of our peer performance group of 23.30 percent
  Increased the common share dividend by approximately five percent and approved an additional increase to the common share dividend by five percent on closing of the Kinder Morgan acquisition
Enhance the long-term value of our shares

1 See About non-GAAP measures on page 89.

The board and senior management also made progress in building top talent and creating a strong leadership culture:

  maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;
  added over 600 new employees;
  maintained a voluntary attrition rate of less than four percent, excluding retirements; and
  filled approximately 180 positions with internal candidates in 2019, including the promotion of several leaders in various parts of the organization as part of our development plans and intention to provide opportunity internally.

Changes to our compensation program

The committee reviews our compensation philosophy and practices every year with assistance from Mercer, an independent external consultant, to ensure our compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed. There were no changes to the executive compensation program in 2019. The board, on recommendation by the committee, introduced the following changes to director compensation for 2019 to better align with the new peer group:

  increased board chair and member retainers; and
  rebalanced the cash/equity weighting from 60/40 to 50/50 with directors now taking at least 50 percent of their annual retainers in the form of DSUs.
Pembina Pipeline Corporation • 2020 Management information circular	48

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources, health and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and succession planning. See page 42 for information about the committee, its responsibilities and its activities in 2019.

Here's where you can read about the key elements of our compensation program:

		page
✓	Oversight by qualified, independent directors	49
✓	Compensation aligned with risk management	50
✓	Equity ownership and retention requirements	51
✓	Advice from independent compensation experts	52
✓	Compensation linked to performance and strategy	48
✓	Compensation in line with peers	53, 57
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	51
✓	Incentive plan funding based on performance against targets linked to strategy and performance compared to our peers	56
✓	Cap on cash bonus	63
✓	A disciplined process for making annual compensation decisions	59
✓	An extensive risk-assessment before compensation is finalized, including stress testing	50
✓	Clawback policy	51
✓	Anti-hedging policy	51

The human resources, health and compensation committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to make sure the committee carries out its mandate effectively.

The table on the next page shows the experience of the current members of the committee. The governance, nominating and corporate social responsibility committee looks at the mix of skills and experience every year to make sure it remains appropriate.

Pembina Pipeline Corporation • 2020 Management information circular	49

Director	Related experience	Key biographical details
David LeGresley (chair) (see his biography on page 20)	✓ Executive leadership ✓ Human resources/ compensation ✓ Corporate governance ✓ Finance ✓ Risk former senior executive in the financial sector
  served as the chair and director of a number of companies
  has a Bachelor of Applied Science (engineering) and Master of Business Administration member of the committee since May 5, 2017

Anne-Marie Ainsworth (see her biography on page 15)	✓ Executive leadership ✓ Human resources/compensation ✓ Corporate governance ✓ Finance ✓ Risk former energy industry president and CEO
  serves as a director on a number of public companies
  has a Bachelor of Science in chemical engineering and a Master of Business Administration from Rice University member of the committee since April 1, 2019

Gordon Kerr (see his biography on page 19)	✓ Executive leadership ✓ Human resources/ compensation ✓ Corporate governance ✓ Finance ✓ Risk former energy industry president and CEO
  has a Bachelor of Commerce, a Chartered Accountant designation and is a Fellow of the Institute of Chartered Accountants in Alberta
  served as a member of the board of governors and chair of the Canadian Association of Petroleum Producers and as a member of the Canadian Council of Chief Executives member of the committee since 2015

Leslie O'Donoghue (see her biography on page 21)	✓ Executive leadership ✓ Human resources/ compensation ✓ Corporate governance ✓ Legal ✓ Risk executive advisor to the CEO and former Executive Vice President & Chief Strategy & Corporate Development Officer at Nutrien Ltd., a TSX and NYSE listed public company has a Bachelor of Economics and a Bachelor of Laws
  member of the committee since 2012

Henry Sykes (see his biography on page 23)	✓ Executive leadership ✓ Human resources/ compensation ✓ Corporate governance ✓ Legal ✓ Risk former energy industry president and director
  past Chair and member of the boards of Arts Common and the Arctic Institute of North America
  has a Bachelor of Economics and Bachelor of Laws
  member of the committee since October 2, 2017

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure we promote shareholder value over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The enterprise risk committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources, health and compensation committee.

Within this context, the human resources, health and compensation committee reviews and recommends to the board our compensation program and practices to:

  align executive compensation with our short and long-term goals;
  reflect financial, operating and share performance, dividend payments and individual accomplishments; and
  ensure that compensation aligns with the interest of our shareholders and encourages the right behaviour.

This includes, among other things:

  understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
  using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
  incorporating time and performance vesting features in medium and long-term incentives;
Pembina Pipeline Corporation • 2020 Management information circular	50

  using target ranges for the annual and long-term incentive plans to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events;
  capping the amount executives can receive under the short-term incentive plan and PSU plan; and
  having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources, health and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

  building a strong governance culture and ensuring effective oversight;
  implementing share ownership guidelines and retention periods;
  prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
  applying a consistent compensation structure for the CEO, executives and employees;
  implementing a clawback policy that aligns with legislative requirements;
  requiring the full board to review and approve compensation recommendations for the CEO and his direct reports; and
  engaging an independent compensation consultant to complete a compensation risk assessment, looking at pay mix, incentive plan funding, leverage and caps, performance measures, pay for performance, quantum of incentives, plan governance and risk mitigation.

The committee also makes sure our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risks in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices and introduced a clawback policy in 2015.

The policy applies to the CEO and all senior vice presidents and requires repayment of:

  any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirements under any applicable securities laws; and
  incentive or equity-based compensation if the board finds a senior officer has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the officer, including cancelling unvested awards and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The committee believes officers and directors should show their commitment to Pembina by owning equity in the company. The committee introduced share ownership guidelines in 2010. The guidelines require the CEO, senior vice presidents and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs. See page 54 to read about our guidelines for directors and page 56 for our guidelines for the named executive officers. The employment agreements we have with the named executives require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Pembina Pipeline Corporation • 2020 Management information circular	51

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote (see page 26 for information about our shareholder engagement and page 12 for more information on the say on pay advisory vote).

Independent advice

The committee has been working with Mercer since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review.

The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources, health and compensation committee's satisfaction.

Mercer's mandate in 2019 included:

  preparing information about market trends and issues;
  preparing benchmark market data for director and officer compensation;
  assessing the competitiveness of our compensation;
  attending each committee meeting including an in camera portion at each meeting; and
  preparing officer tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2018 and 2019:

($ thousands)	2018 ($)	2019 ($)
Executive compensation-related fees Fees for services related to determining compensation for our directors and officers	226	237
All other fees Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, annual compensation surveys for Canada and the US and miscellaneous consulting services related to employee compensation and human resources matters[1]	551	333
Total	777	570

1 The committee does not pre-approve these services. 2018 reflects additional fees largely related to pension matters including an actuarial valuation, review of the Younger Plant pension plan, and a thorough review of our governance framework given our growth in recent years.

The committee reviewed Mercer against the following six factors and confirmed its independence for 2019:

  the other services Mercer provides to Pembina;
  Mercer's bills to Pembina as a percentage of Mercer's total revenues;
  Mercer's policies and procedures to prevent conflicts of interest;
  whether the Mercer advisor has any business or personal relationships with a member of the human resources, health and compensation committee;
  whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
  whether Mercer or its advisor has any business or personal relationships with a Pembina executive.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation • 2020 Management information circular	52

Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and additional amounts for committee memberships and chairing committees. This comprehensive compensation package:

  acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
  aligns the near and long-term interests of directors with those of our shareholders; and
  is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

The table below shows our director fee schedule for 2019. There are no changes to the compensation package for 2020.

Retainers		2019 ($)
Board chair	Annual retainer	400,000
Board member	Annual retainer	205,000
Committees	Audit committee chair retainer	28,500
	HRHC committee chair retainer	22,500
	Other committee chair retainer	17,500
	Audit committee member retainer	15,000
	Other committee member retainer	12,500

Directors are required to take at least 50 percent of total director compensation as equity, to help ensure they can meet their share ownership guideline within five years of joining the board. Directors may elect to take up to 100 percent of their compensation as equity. The rest of the compensation is paid in cash, quarterly in arrears.

The equity portion of the retainer is paid in DSUs under our deferred share unit plan. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs vest when they are credited to the director's account but are paid out only after the director retires from the board (and must be redeemed within a year of retirement). The amount the director receives on redemption is calculated by multiplying the number of DSUs he or she holds (including credited dividend equivalents) by the weighted average trading price of common shares on the TSX for the last five trading days before the redemption date.

Compensation in line with our peers

To ensure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every year to compare our director compensation practices and levels with companies we compete with for talent. The 2019 director compensation peer group includes 14 publicly-listed companies from the oil and gas and energy utility sectors. These are the same companies that make up the named executive officer compensation peer group for 2019 (see page 57 for a listing and a discussion of the selection process).

Pembina Pipeline Corporation • 2020 Management information circular	53

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual board retainer in Pembina equity. Common shares and DSUs (including the DSUs they accrue as dividend equivalents) can be used to meet the guideline, but at least 50 percent of the equity must be in common shares.

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of December 31, 2019. As of that date, all of the current directors were in compliance with the guidelines. Due to the unprecedented decline in the stock market in early 2020, we have used information as of December 31, 2019 in calculating the value of equity holdings.

As at December 31, 2019, non-management directors as a group beneficially owned, directed or controlled 294,935 common shares and 137,209 DSUs totaling $20,796,327.

Director	Number of common shares	Value of common shares[1] ($)	Value of DSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay	140,821	6,777,715	1,042,544	7,820,259	1,200,000	yes
Anne-Marie Ainsworth[3]	19,823	952,461	681,232	1,633,693	889,536	yes
Maureen Howe	12,588	605,860	421,090	1,026,950	615,000	yes
Gordon Kerr	8,400	404,292	1,268,659	1,672,951	615,000	yes
David LeGresley	57,709	2,777,534	1,342,779	4,120,313	615,000	yes
Leslie O'Donoghue	30,288	1,457,761	1,152,858	2,610,619	615,000	yes
Bruce Rubin[3]	14,000	672,676	444,721	1,117,397	889,536	yes
Henry Sykes	11,306	544,158	249,987	794,145	615,000	yes

1 Calculated using $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019).

2 DSU value is estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019). Includes DSUs that accrue as dividend equivalents.

3 Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. To be consistent with the guidelines, Ms. Ainsworth's and Mr. Rubin's equity ownership requirements are also in U.S. dollars, and converted to Canadian dollars using the exchange rate of 1.2965 on December 31, 2019. The value of their common shares is calculated using US$37.06 per share (the closing price of our common shares on the NYSE on December 31, 2019) and converted to Canadian dollars using the exchange rate of 1.2965 on December 31, 2019.

Pembina Pipeline Corporation • 2020 Management information circular	54

Director summary compensation table

The table below shows the value of all compensation paid to directors in 2019.

	Total fees earned[1] ($)	Share-based awards[2] ($)	All other compensation ($)	Total compensation ($)
Randall Findlay (chair)	206,250	206,258	-	412,508
Anne-Marie Ainsworth[3]	156,390	151,788	-	308,178
Maureen Howe	69,750	162,768	-	232,518
Gordon Kerr	123,000	123,009	-	246,009
David LeGresley	72,750	169,759	-	242,509
Robert Michaleski	117,344	108,769	-	226,113
Leslie O'Donoghue	-	230,019	-	230,019
Bruce Rubin[3]	154,770	150,072	-	304,842
Jeffrey Smith	117,500	117,519	-	235,019
Henry Sykes	116,250	116,232	-	232,482
Total	1,134,004	1,536,193	-	2,670,197

1 The portion of retainers awarded, earned, paid or payable which directors elected to receive in cash, for services in 2019.

2 The portion of retainers elected to be received in DSUs and granted to the directors for 2019, estimated using $42.89 per share (the volume-weighted average trading price of our common shares on the TSX as at December 31, 2018). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.

3 Ms. Ainsworth and Mr. Rubin are U.S. residents and their fees are paid in U.S. dollars. Their fees and share-based awards have been converted to Canadian dollars using the exchange rate of 1.2965 on December 31, 2019.

Incentive plan awards

The table below shows all DSUs held by directors as at December 31, 2019. We do not grant options to directors.

We estimated the value of DSUs awarded at $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019).

		Number of DSUs held		Total value of share-based awards on December 31, 2019 ($)
Director	Awarded	Accrued as dividend units	Total
Randall Findlay (chair)	18,900	2,761	21,661	1,042,544
Anne-Marie Ainsworth	12,474	1,680	14,154	681,232
Maureen Howe	8,137	612	8,749	421,089
Gordon Kerr	22,724	3,635	26,359	1,268,659
David LeGresley	24,076	3,823	27,899	1,342,789
Robert Michaleski	11,799	1,782	13,581	653,654
Leslie O'Donoghue	20,850	3,103	23,953	1,152,858
Bruce Rubin	8,514	726	9,240	444,721
Jeffrey Smith	20,599	3,182	23,781	1,144,580
Henry Sykes	4,854	340	5,194	249,987

Pembina Pipeline Corporation • 2020 Management information circular	55

Executive compensation

Our compensation strategy

Our executive compensation links corporate strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

  fostering a pay-for-performance philosophy whereby the majority of executive compensation is variable and linked to performance;
  using performance measures that are directly tied to our corporate strategy and support our growth;
  linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
  paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 48 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year through third party consultants to ensure it continues to support shareholder interests, continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We have share ownership guidelines for the CEO and senior vice presidents because we believe owning Pembina shares demonstrates their commitment to the company.

The CEO and senior vice presidents must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs (including the RSUs they accrue as dividend equivalents). The following table shows the required multiple for the named executives, which increases by level of responsibility. At least 50 percent of the share ownership requirement must be in common shares. Officers who are appointed to a position that has a higher share ownership requirement have five years from the date of their new appointment to meet the guidelines.

All named executives are required to hold the shares for one year after leaving the company.

The table on the next page shows the equity ownership guidelines and the holdings of each named executive as of December 31, 2019. As at that date, all named executives either met or were on track to meet the share ownership guidelines. Due to the unprecedented decline in the stock market in early 2020, we have used information as of December 31, 2019 in calculating the value of equity holdings.

Pembina Pipeline Corporation • 2020 Management information circular	56

Executive	Required ownership as a multiple of base salary	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	4x	250,000	12,032,500	952,479	12,984,979	4,600,000	yes
Scott Burrows Senior Vice President and CFO	2x	11,316	544,639	553,416	1,098,055	1,100,000	on track
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2x	19,875	956,584	526,688	1,483,272	1,100,000	yes
Paul Murphy Senior Vice President and Corporate Services Officer	2x	19,380	932,759	510,430	1,443,190	1,040,000	yes
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	2x	9,332	449,149	404,996	854,145	840,000	yes

1  Calculated at $48.13 per common share (the closing price on the TSX on December 31, 2019).

2 Estimated at $48.13 per common share (the closing price on the TSX on December 31, 2019). Includes RSUs that accrue as dividend equivalents. You can find details about our share unit plan on page 67. This number includes all RSUs outstanding as of December 31, 2019.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee reviews an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by trailing 12-month revenue, EBITDA, total assets, market capitalization and enterprise value.

From this list, the committee creates two peer groups:

  the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
  the performance peer group, which includes a subset of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out PSUs under our medium-term incentive plan, at the end of the performance period.

The committee also refers to the survey data of similar companies in the sector as necessary when benchmarking compensation for the executives to ensure the sample size is large enough.

Pembina Pipeline Corporation • 2020 Management information circular	57

The table below shows the 2019 and 2020 compensation and performance peer groups.

	Compensation peer group (used to set target compensation, base salaries and target short-term incentives)		Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 71 and 73))
Oil and Gas - pipeline/midstream	2019	2020	2019	2020
AltaGas Ltd.	x		x	x
Enbridge Inc.	x	x	x	x
Enterprise Products Partners L.P.				x
Gibson Energy Inc.			x
Inter Pipeline Ltd.	x	x	x	x
Keyera Corp.	x		x	x
Kinder Morgan Canada Limited			x
ONEOK, Inc.				x
Plains All American Pipeline, L.P.				x
TC Energy Corporation	x	x	x	x
Valener Inc.			x
Oil & Gas - exploration and production
Canadian Natural Resources Limited	x	x
Cenovus Energy Inc.	x	x
Crescent Point Energy Corporation	x
Encana Corp.	x	x
Husky Energy Inc.	x	x
Imperial Oil Ltd.	x	x
Suncor Energy Inc.	x	x
Utilities
Canadian Utilities Limited			x
Emera Inc.	x	x	x	x
Fortis Inc.	x	x	x	x
Total	14	11	11	10

The compensation peer group did not change in 2019. It includes companies that are similar size to Pembina, averaging at the 50th percentile across all metrics. There were no changes to the 2019 performance peer group, except to remove Enbridge Income Fund because it is no longer publicly listed.

The 2020 compensation peer group was recommended to the board by the human resources, health and compensation committee in October 2019. The 2020 peer group was determined based on recommendations by Mercer provided in 2019, to more closely align peer organization scope and complexity associated with the petrochemicals business and commodity exports as well as the increased size and complexity of Pembina resulting from the Kinder Morgan acquisition.  This resulted in removing AltaGas Ltd., Keyera Corp. and Crescent Point Energy Corporation.

The 2020 performance peer group was recommended to the board by the human resources, health and compensation committee in February 2020. To reflect Pembina's operations and distribution of shareholders, Enterprise Products Partners L.P., ONEOK, Inc., and Plains All American Pipeline, L.P. were added. Gibson Energy Inc. and Canadian Utilities were removed from the 2020 performance peer group. In addition, we deleted Kinder Morgan Canada Limited and Valener Inc. because they are no longer publicly listed.

Pembina Pipeline Corporation • 2020 Management information circular	58

Compensation process

Establish performance goals

In February of each year, management recommends to the human resources, health and compensation committee for review and recommendation to the board for approval:

  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and
  quantitative performance goals for the performance share units under the medium-term incentive plan.

Performance goals include the core commercial, financial, safety and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO's performance goals.

The committee reviews and, in conjunction with management, modifies as required, and recommends the performance goals to the board for approval.

Review competitiveness

Before the end of November every year, the committee:

  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;
  establishes and recommends to the board for approval a compensation peer group to use as a reference point for assessing compensation competitiveness; and
  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

  reviews the CEO's compensation recommendations for Senior Vice Presidents;
  determines target total compensation and compensation mix for the CEO;
  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Target total compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it higher or lower, typically between the 25th and 75th percentile depending on the skill, competency and experience of each executive; and
  determines if any plan changes are required.

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

  reviews management's analysis;
  consults with external advisors;
  reviews our performance against the performance peer group;
  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and
  approves and recommends to the board funding of the short-term incentives and medium-term incentives based on results.

Pembina Pipeline Corporation • 2020 Management information circular	59

Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each Senior Vice President based on corporate, business unit and individual performance.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO's recommendations for the other senior vice presidents.

The committee's recommendations to the board and review are based on the following:

  recommendations from the CEO;
  performance against corporate and business unit goals;
  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;
  competitiveness of total compensation based on our corporate performance; and
  the proportion of each compensation component relative to total compensation, with the expectation that the senior vice presidents should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and
  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between the 25th and 75th percentiles depending on the skill, competency and experience of each executive.

Pembina Pipeline Corporation • 2020 Management information circular	60

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities.	cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals.	annual cash bonus	one year
Medium-term incentive

Align compensation with medium-term corporate performance compared to our peers, and the interests of shareholders.

RSUs receive a lesser weighting in the compensation mix calculation of medium-term incentives than PSUs because they are not at risk. PSUs are entirely at risk.

			RSUs PSUs	three years (RSUs vest 1/3 each year, PSUs vest after three years)
	Long-term incentive	Align compensation with long-term corporate performance, and the interests of shareholders.	stock options	seven years (stock options vest over three years)
Other compensation	Benefits	Provide market competitive benefits
  group life, accidental death and dismemberment, disability and extended health and dental insurance savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)
  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 81)	Provide market competitive benefits	defined benefit plan	ongoing
	Perquisites	Provide market competitive benefits	select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2019 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year, 84 percent of the CEO's target total direct compensation and an average of 75 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders.

Pembina Pipeline Corporation • 2020 Management information circular	61

2019 Compensation

The board reviewed Pembina's 2019 performance, analysis and recommendations of the human resources, health and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2019, compared to 2018. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

See page 73 for a discussion of each named executive's accomplishments this year.

Value of direct compensation received1

Executive	2018 ($)	2019 ($)	Change	2019 amount at risk
Michael Dilger President and CEO	6,648,767	7,550,333	13.6%	85.0%
Scott Burrows Senior Vice President and CFO	2,139,100	2,411,116	12.7%	77.5%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	2,183,434	2,373,386	8.7%	77.2%
Paul Murphy Senior Vice President and Corporate Services Officer	2,105,267	2,223,723	5.6%	76.8%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	1,510,907	1,796,619	18.9%	76.8%

1    See the summary compensation table on page 78 for information about how we calculate the value of RSUs, PSUs and options.

Pembina Pipeline Corporation • 2020 Management information circular	62

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations. Based on this analysis, the senior executive received increases for 2019 to reflect the increased complexity of their roles due to changes in the business, and to more closely align with our comparator group.

The following table shows each named executive's annual base salary at the end of the year.

Executive	2018 ($)	2019 ($)	Change
Michael Dilger President and CEO	1,050,000	1,150,000	9.5%
Scott Burrows Senior Vice President and CFO	500,000	550,000	10.0%
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	500,000	550,000	10.0%
Paul Murphy Senior Vice President and Corporate Services Officer	500,000	520,000	4.0%
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	400,000	420,000	5.0%

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, divisional and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0 and has a cap based on level. The target is market competitive and depends on the responsibility of the role. The table below shows the short-term incentive targets for the named executives as of the end of 2019.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap
CEO	0	100	200
Other named executives	0	70	140

We calculate each award by multiplying the named executive's short-term incentive target by their salary and performance multiplier (different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, divisional and individual goals that are set at the beginning of each year, using the weightings shown in the formula below:

  corporate performance objectives are tied to the core financial, safety and environment, project delivery, commercial and operational goals in our strategic plan. You will find a discussion of this year's targets and results starting on page 65; and
  divisional and individual goals and multipliers are also tied to our strategy but are not publicly disclosed for competitive reasons. You can read about each named executive's division and individual performance starting on page 73.
Pembina Pipeline Corporation • 2020 Management information circular	63

Base salary	x	Short-term incentive target	x	Named executive's performance multiplier different for each executive - capped at 2.0	=	Short-term incentive award

			Corporate objectives	+	Division objectives	+	Individual objectives

CEO			80%		-		20%
Other named executives			40%		40%		20%

The committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2019 short-term incentive award

The table below shows how we calculated each named executive's short-term incentive award for 2019. The named executive's performance multiplier includes the discretion applied by the human resources, health and compensation committee to adjust the performance multiplier for each named executive.

Executive	Base salary ($)		Short-term incentive target		Named executive's performance multiplier		Short-term incentive Award ($)
Michael Dilger President and CEO	1,150,000	x	100%	x	1.58	=	1,817,000
Scott Burrows Senior Vice President and CFO	550,000	x	70%	x	1.57	=	604,450
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	550,000	x	70%	x	1.47	=	566,720
Paul Murphy Senior Vice President and Corporate Services Officer	520,000	x	70%	x	1.40	=	511,056
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	420,000	x	70%	x	1.41	=	413,952

Pembina Pipeline Corporation • 2020 Management information circular	64

How we calculated the corporate performance multiplier

The 2019 corporate performance multiplier was based on our performance in four categories: financial, safety and environment, business development and project delivery. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

20% Safety and environment measures Performance multiplier 1.9 X 20% = 0.38	+	50% Financial measures Performance multiplier 1.28 X 50% = 0.64	+	20% Business development measures Performance multiplier 1.9 X 20% = 0.38	+	10% Implementation measures Performance multiplier 0.99 X 10% = 0.10	=	2019 corporate performance multiplier (capped at 2) 1.50

The table below summarizes our 2019 performance in each category. Scores range from 0 for performance below threshold, to a maximum of 2. Performance within a range of target achieves a score between 0 and 2. The total score in each category reflects the aggregate scores achieved across all business units.

	Performance area	Key measures	Performance highlights	Total score
Safety and environment measures 20% Each performance area is weighted evenly. Within each performance area, results are tracked for each business unit (weighted evenly) and for the company overall and weighted: 25% corporate performance 75% business unit performance (average)	General (culture, training, follow up) - leading indicator	Performance against Canadian Energy Pipeline (CEPA) benchmarks Hazards identified Safety & AMA driver training Safety orientations Positive safety recognition Planned routine inspections Corrective actions	5,600 positive safety recognitions (54% more than 2018) 20% more hazards identified than 2018 Engaging and recognizing positive safety actions fosters similar performance, and identifying and dealing with hazards before they become incidents is key to prevention of larger losses of all types.	1.9
	Occupational and vehicle (employee and third party contractor) - lagging indicator	Employee lost-time injuries Pembina reportable injuries Motor vehicle at fault incidents

Solid performance in recordable injury and preventable motor vehicle events, including both employee and contractor performance, and improved over 2018.

Lost time injury rate was 0.07.

Preventable motor vehicle Incident rate was 0.93. Employee rate was consistent with 2018 and contractor rate was slightly higher than 2018, while total driving was 4.4 million kms (or 11%) higher than 2018.

	Pipeline, vessel integrity, and ground disturbance - leading indicator	Pipeline integrity - dig program Facility integrity - tanks and vessels inspection Ground disturbance incidents	Safely delivered 99.9999% of volume shipped (consistent with 2018 and better than CEPA 2018 performance). Zero ground disturbance incidents.
	Environment & process safety management - lagging indicator	Significant environmental incidents Commodity product spills Process Hazard assessments Management of change Process safety	Met 34 of 35 (97%) targets, recording one spill, contained on site, of approximately 35 m3.
	Emergency preparedness - leading indicator	Emergency response preparedness exercises	Completed 86 exercises and 83 training sessions to support preparedness for a large-scale event.

Pembina Pipeline Corporation • 2020 Management information circular	65

	Performance area	Key measures	Performance highlights	Total score
Financial measures 50%	Adjusted EBITDA[1]	Target corporate adjusted EBITDA: $2.95 billion Adjusted EBITDA, compared to annual budget, from the following six components are weighted as follows: Oil sands and heavy oil - 2% Conventional pipelines - 15% Transmission pipeline - 9% Gas services - 8% NGL services - 5% Marketing - 6% Corporate, general and administrative, not including incentives - 5%	Overall corporate adjusted EBITDA was $3.06 billion, or 4% above target.[2] Adjusted EBITDA, compared to annual budget, from the six components was as follows: Pipelines Division - exceeded Facilities Division - exceeded Marketing and New Ventures Division - exceeded Corporate, general and administrative, not including incentives - exceeded	1.28
Business development measures 20%	Projects that will increase our adjusted EBITDA per share over the medium and long term, in line with our business plan	Extend and diversify the company's earnings growth by executing $1.5 billion of 'net capital' incremental acquisitions, equivalent green-field or brown-field capital commitments.	Kinder Morgan acquisition, for a total consideration of $4.25 billion. Secured approximately $1.2 billion in new growth projects in the business units.	1.9
Implementation measures 10%	Project execution and delivery	Execute 2019 major capital projects materially on time and on budget. Projects are selected at the beginning of 2019, and each project is weighted based on its target cost as a percentage of the total target cost for all selected projects. Performance for each project is assessed: 60% on budget performance 40% on time performance	Executed on a $1.6 billion capital program in 2019. Project performance: Identified projects were, in aggregate, within approximately 2% of budget Projects were completed materially on time.	0.99

1 See About non-GAAP measures on page 89.

Pembina Pipeline Corporation • 2020 Management information circular	66

Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina and encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive's target total direct compensation as a percentage of base salary and are set using competitive market data about our peer group.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the medium and long-term incentive plans on page 86.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Link to strategy

Align compensation with the medium-term nature of some of our projects.

Reward participants for growth in the medium-term based financial performance of the company and total shareholder return compared to peers.

Retention tool.

Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term based on trading price of our common shares. Retention tool.
Eligibility	Executives Employees	Executives Employees
Award	RSUs PSUs RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 86) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year's grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

All RSUs granted to executives and employees vest:

  1/3 vest on December 31 of the year granted;
  1/3 vest on December 31 of the second year from year granted; and
  1/3 vest on December 31 of the third year from the year granted.

PSUs

Vest if performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Pembina Pipeline Corporation • 2020 Management information circular	67

2019 medium and long-term incentive awards

The table below shows the medium and long-term incentives granted for 2019. Incentives were all granted at target.

The table below includes the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. We calculate the number of stock options granted by dividing the value of the stock option award by the Black-Scholes value per stock option at the time of grant. See the summary compensation table on page 78 for the detailed calculation.

	Base salary ($)		Medium and long-term incentive target (%)		Medium and long-term incentive grant ($)	Allocation
						Medium-term incentive		Long-term incentive
Executive						RSUs[1]	PSUs[1]	Options[2]
Michael Dilger President and CEO	1,150,000	X	400%	=	4,600,000	10,725 $460,000	53,626 $2,300,000	351,145 $1,840,000
Scott Burrows	550,000	x	230%	=	1,265,000	5,899 $253,000	14,747	72,424 $379,500
Senior Vice President and CFO							$632,500
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	550,000	x	230%	=	1,265,000	5,899 $253,000	14,747 $632,500	72,424 $379,500

Paul Murphy Senior Vice President and Corporate Services Officer	520,000	x	230%	=	1,196,000	5,577 $239,200	13,943 $598,000	68,473 $358,800
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	420,000	x	230%	=	966,000	4,505 $193,200	11,261 $483,000	55,305 $289,800

1  RSU and PSU values are estimated based on $42.89 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2018). The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

2 See the summary compensation table on page 78 for how we calculated the expected value of the stock options.

Performance vesting conditions for PSUs granted for 2019

Performance period: January 1, 2019 - December 31, 2021

PSUs vest depending on performance over a three-year period against two key measures: our three-year total shareholder return (TSR) compared to our performance peer group, and our three-year trailing average Adjusted EBITDA per common share compared against targets calculated as the compounded annual growth rates. Both measures are established at the beginning of each three-year performance period, are tied to our strategic objectives and are a strong measure of our financial performance.

Defined performance levels are set and our performance against these targets give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

Pembina Pipeline Corporation • 2020 Management information circular	68

The formula below shows how we calculate the actual number of PSUs that vest in 2021.

Performance multiplier (0 to 2)	X	Number of PSUs granted	=	Final number of PSUs that vest

50% Where our total shareholder return ranks vs the performance peer group for the performance period, applying a straight ranking approach			+	50% Three-year trailing average Adjusted EBITDA[2] per common share vs targets set at time of award measuring our compounded annual growth rate

Performance peer group[1],2:

  AltaGas Ltd.
  Canadian Utilities Limited
  Emera Inc.
  Enbridge Inc.
  Fortis Inc.
  Gibson Energy Inc.
  Inter Pipeline Ltd.
  Keyera Corp.
  TC Energy Corporation

[1]Kinder Morgan Canada Limited was removed from the peer group because Pembina acquired it on December 16, 2019. Valener Inc. was removed because it was acquired and is no longer trading.

[2] See page 57 for a detailed discussion of the performance peer group.

[2] See About non-GAAP measures on page 89.

We calculate total shareholder return for the performance period as:

  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

We calculate the three-year trailing average Adjusted EBITDA per common share as the simple average of the EBITDA per common share for each of the three fiscal years included in the performance period.

Medium-term incentives vested in 2019 and paid out in 2020

Medium-term incentive grants vested in 2019 and paid out in 2020 include:

  the final 1/3 of the RSUs granted for 2017;
  the second 1/3 of the RSUs granted for 2018;
  the first 1/3 of the RSUs granted for 2019;
  the PSUs granted for 2017, all of which vested (the performance multiplier was 1.67 - the following page describes how it was calculated); and
  the dividends the RSUs and PSUs earned to December 31, 2019.
		Number of units vested in 2019
		RSUs	RSUs	RSUs	PSUs	Total paid out in 2020[1]
Executive		2017	2018	2019	2017
Michael H. Dilger President and CEO	Units Dividend units	2,247 314	2,730 264	3,575 178	56,269 7,863	$3,489,869
Scott Burrows Senior Vice President and CFO	Units Dividend units	1,806 252	1,486 144	1,966 98	15,790 2,206	$1,128,505
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer	Units Dividend units	1,318 184	1,486 144	1,966 98	16,500 2,306	$1,140,575
Paul Murphy Senior Vice President and Corporate Services Officer	Units Dividend units	1,318 184	1,486 144	1,859 92	16,500 2,306	$1,135,205
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer	Units Dividend units	1,239 173	1,040 101	1,502 75	11,912 1,664	$841,389

1  Value of units and dividend units that vested December 31, 2019, calculated using $47.52 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2019). Dividend units earned at $2.04 for 2017, $2.24 for 2018 and $2.36 for 2019. PSU multiplier is 1.67 (see next page).

Pembina Pipeline Corporation • 2020 Management information circular	69

How we calculated the performance multiplier for the 2017 PSU award

PSUs granted: January 1, 2017

Performance period: January 1, 2017 - December 31, 2019

Total shareholder return vs the performance peer group for the performance period

Multipliers can range from "0.0" to "2.0" based on Pembina's ranking compared to the peer group, with a rating of "0.0" for being the lowest ranked company, to "2.0" for being the top ranked company.

Pembina performance               31.52%

Performance multiplier 1.33

(ranked fourth)

Three-year trailing average EBITDA[1] per common share vs. targets set at the time of the award maximum: 2x (9%) >$3.73
  above target case: 1 to 2x >$3.43 to 3.73
  target case: 1x (6%) $3.43
  below target case: 0 to 1x >$3.15 to 3.43
  threshold: 0 (3%) <$3.15

Pembina performance                        $5.19

Performance multiplier 2.0

(above stretch target)

x 50% weighting		x 50% weighting
0.67	+	1.00	=	1.67

Total shareholder return[2]

[1] See About non-GAAP measures on page 89.

We calculate total shareholder return for the performance period as:

  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

AltaGas Ltd.
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Fortis Inc.
Gibson Energy Inc.
Inter Pipeline Ltd.
Keyera Corp.
TC Energy Corporation
Peer group median	23.30%
[2] Valener Inc. was removed from the peer group because it was acquired and is no longer trading.

Pembina Pipeline Corporation • 2020 Management information circular	70

Compensation and share performance

The graph below shows the change in a $100 investment in Pembina common shares over the past five years (assuming all dividends are reinvested), compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). The graph also shows the total compensation awarded to our named executives each year as reported in the summary compensation table, and our adjusted cash flow per share (see About non-GAAP measures on page 89). These are all indexed to $100 to provide a meaningful comparison.

The graph shows that Pembina has outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, while total compensation paid to our named executives has increased at a lesser rate (mostly in the form of variable long-term incentives). Adjusted cash flow per share (see About non-GAAP measures on page 89) has increased from $2.38 per share in 2014 to $4.36 per share in 2019. This 83 percent increase is due to accretive organic growth and acquisitions over the period.

Our cumulative total return for the five-year period ending December 31, 2019 was 46 percent compared to the index return of 36 percent. We have also demonstrated above median performance against our performance peer group in the past three years (see page 57 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 70, which is calculated over the PSU three-year performance period and assumes dividends are not reinvested.

At December 31	2014	2015	2016	2017	2018	2019
Pembina total return ($)	100	75	109	125	117	146
S&P/TSX composite index ($)	100	92	111	121	110	136
Adjusted EBITDA per common share[1] ($)	100	100	109	142	199	212
Adjusted cash flow from operating activities per common share[1] ($)	100	106	107	137	179	183
Total compensation awarded to the named executives ($)	100	96	112	131	160	177

1 See About non-GAAP measures on page 89. Financial results for 2017 have been restated to reflect the adoption of IFRS 15.  2016 and earlier have not been re-stated.

Pembina Pipeline Corporation • 2020 Management information circular	71

Pay for performance

This graph compares our Adjusted EBITDA per share for the past five years to the total named executive compensation awarded per share as a percentage of Adjusted EBITDA per share. See About non-GAAP measures for information about Adjusted EBITDA. The graph shows that while our Adjusted EBITDA per share has increased significantly over the past several years, total named executive compensation paid per share as a percentage of Adjusted EBITDA per share has continued to go down.

At December 31	2015	2016	2017	2018	2019
Adjusted EBITDA[1] per share ($)	2.83	3.06	4.00	5.62	5.98
Total named executive compensation awarded ($ millions)	9.5	11.1	13.0	15.8	17.5
Total named executive compensation awarded, per share ($)	0.03	0.03	0.03	0.03	0.03
Total named executive compensation awarded, per share, as a percentage of adjusted EBITDA per share	1.0%	0.9%	0.8%	0.6%	0.6%

1 See About non-GAAP measures on page 89. Financial results for 2017 have been restated to reflect the adoption of IFRS 15.  2016 and earlier have not been re-stated.

Pembina Pipeline Corporation • 2020 Management information circular	72

Compensation review - Named executives

Michael (Mick) H. Dilger, President and CEO

Responsible to all Pembina stakeholders for delivering on our overall Purpose:

To be the leader in delivering integrated infrastructure solutions connecting global markets.

  Customers choose us first for reliable and value-added services
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Mick has almost 30 years of midstream and oil & gas experience, approximately 25 years of which has been directly in the Canadian energy infrastructure space.

Mick was appointed President and Chief Executive Officer of Pembina in January 2014. Mick joined the company in 2005 and previously served as President & COO; Chief Operating Officer; and Vice President, Business Development.

Mick has played a key role in profitably expanding Pembina's business. During his tenure, the company's adjusted EBITDA has grown from $169.5 million in 2005, to a forecast in excess of $3.25 billion today. To position Pembina for future growth, Mick has overseen the development of a multi-year, multi-billion dollar portfolio of high return, low risk, fee-for-service projects and, more recently, diversification into commodity exports and petrochemicals.

Mick was named as "CEO of the Year" in 2014 by Oil & Gas Magazine. In 2017, Mick oversaw the $10-billion acquisition and integration of Veresen Inc. and in 2019 the approximately $4-billion acquisition of Kinder Morgan Canada Limited. Both of which further diversified the company's assets and growth platform.

Prior to joining Pembina, Mick founded VISTA Midstream Solutions in 2000, a highly successful private Canadian midstream company that was sold to Talisman Energy. Prior thereto, he worked in various executive finance and business development roles at NOVA Corporation and later TransCanada Pipelines Limited between 1994 and 1999. During this period, Mick was part of a founding team that established the first "midstream business" in Canada.

Mick started his career at Ernst & Young in 1987, where he obtained his designation as a Chartered Accountant. Thereafter in 1990, he worked at a large U.S. public oil and gas exploration and production company prior to moving into the energy infrastructure space. Mick holds a Bachelor of Commerce Degree from the University of Calgary, 1987.

2019 Results

Customers

Mr. Dilger continued to provide steadfast leadership through continued uncertainty and volatility in the energy infrastructure sector including the seamless integration of Veresen which in turn lead to overall top quartile safety and reliability across all Divisions. Pembina's growth continues and we have $5.8-billion in construction projects currently underway, noting some of these projects are currently temporarily deferred due to recent economic and other circumstances. These projects will provide customers with critical additional capacity and additional services.

Most notably, the continued implementation of Pembina's new 'global strategy' was designed to increase customer netbacks by providing entirely new international markets for the sale of their products.

Investors

2019 saw record financial performance, at the top end of the initial $2.85 to $3.05 billion public EBITDA guidance range ($3.1 billion), adjusted cash flow from operating activities per share was $4.36 compared to $4.27 for the prior year, and 2019 earnings per share increased to $2.66, compared to $2.28 for the prior year (an increase of approximately 17%).

Pembina Pipeline Corporation • 2020 Management information circular	73

Employees

In 2019, Pembina was once again recognized as one of 'Alberta's top 70 employers' by Mediacorp Canada, recognized as one of 'Canada's top 100 employers' by the Globe and Mail, and newly recognized in January of 2019 as one of 'Canada's top employers for young people' by the Globe and Mail. These significant accomplishments were achieved despite continuing transformational change, including the merger with Veresen and Kinder Morgan.

Under Pembina's new 'global strategy', Pembina perceives its most significant contribution to the community at large will be to help diversify Alberta, indeed Canada, benefiting all communities through creation of new markets and bolstering employment creating meaningful, well-paying, full-time jobs. At the end of 2019, Pembina employed approximately 2,800 people, compared to 2,200 people at the end of 2018 (27 percent increase).

Communities

In 2019, Pembina continued to have harmonious relationships with communities where we do business. Pembina invested $10.0 million into communities where we have a presence. Pembina generated record donations for the United Way of an astonishing $3.8 million in 2019, mostly comprised of employee donations. Pembina also made a multi-year commitment of $5.0 million in its flagship 'Fuel 4 Thought' program in partnership with Breakfast Club of Canada.

Scott Burrows, Senior Vice President and Chief Financial Officer

Responsible for the control of Pembina's financial, treasury, accounting, tax, risk, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a conservative balance sheet.

Mr. Burrows joined Pembina in November 2011 and held various leadership positions until January 1, 2015, when he was appointed Vice President, Finance and Chief Financial Officer. He was appointed to his current role on July 1, 2017.

Before joining Pembina, he spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia, is a CFA Charterholder and was named one of Canada's top 40 under 40.

2019 Results

Mr. Burrows ensured our capital program was adequately funded by raising $2.3 billion of Medium Term Notes, without issuing any incremental equity and while maintaining a conservative balance sheet and lowering Pembina's cost of debt. Mr. Burrows was involved in all aspects of the acquisition of the Kinder Morgan Canada Limited and the U.S. Cochin Pipeline, including leading the negotiations, due diligence, financing, and investor relations communication and is actively involved in the post-closing integration.

He played an active role in designing and leading management and board strategy sessions, Pembina's annual Enterprise Risk Report and implementing Pembina's systematic hedging program. He was instrumental in new project development, ensuring projects fit within Pembina's financial guardrails and that secured funding was in place. He also set the tone at the top for SOX procedures, led Pembina's shareholder engagement program, including rolling out Pembina's 2019 Investor Day, focused our efforts on general and administrative, operating and capital cost efficiencies, and ensured Pembina maintained its investment grade credit rating and strong balance sheet.

Mr. Burrows represented Pembina on the board of directors and audit committees of Alliance Pipeline LP, Aux Sable, Canada Kuwait Petrochemical Corporation and Veresen Midstream, and on the management committee of Ruby Pipeline. Mr. Burrows also sits on the Board of Rundle College Society.

Pembina Pipeline Corporation • 2020 Management information circular	74

Stuart (Stu) Taylor, Senior Vice President, Marketing and New Ventures and Corporate Development Officer

In 2019, Mr. Taylor was Senior Vice President, Marketing & New Ventures and Corporate Development Officer. In that capacity, he oversaw two business units: Marketing and New Ventures. He was responsible for developing, approving, monitoring and intervening on the execution of the large capital spending (>$100MM) of the LNG Division, Major Projects business unit, Petrochemical business unit and New Ventures group. Along with the day to day operation of the business units, he was the senior executive leading two value chain extensions: the development of a PDH/PP (propane de-hydrogenation/polypropylene) facility and the progression of a liquefied natural gas (LNG) project in Oregon. He methodically reviewed Pembina's service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina's continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was Senior Vice President, NGL and Natural Gas Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2019 Results

The energy marketing business generated $469 million of EBITDA in 2019, buying, selling, and using the services of the Facilities and Pipeline Divisions. 2019 was a year of record volumes for natural gas liquids and crude oil given the expansion of supply in western Canada, driving growth in rail shipments and new destinations.

Key accomplishments in 2019 include:

  Proactively seeking out new commercial opportunities in lines of business that Pembina does not have a presence in today, but that may play a strategic role in the further development of the value chain, including petrochemicals, power, renewables, refining/upgrading and other new market diversification and egress opportunities.
  Continuing to progress the proposed propane dehydrogenation and polypropylene production facility. Front end engineering design activities were completed and FID was obtained. The EPC Lump Sum bid process for the PDH component of the facility was completed and awarded, and 60% of the capital cost of the project was locked in as of January 2020. Definitive EP agreements for the PP component of the facility are expected to be completed in Q1, 2020. Advancing efforts to prepare the organizations for the execution of the project.
  Continuing to methodically progress the proposed LNG export terminal in Coos Bay, Oregon, and the related Pacific Connector Gas Pipeline that will transport natural gas from the Malin Hub in southern Oregon to the export terminal. LNG and regulatory teams continued to progress technical work and regulatory approvals. PCGP Class III capital cost estimate was completed. The project received our FERC schedule which should see receipt of our FERC certificate on Feb. 2020. Continued efforts are being made to progress the required state approvals.
  Progressing market development for the Prince Rupert Terminal with market identification and marine logistics planning in advance of the 2020 start date. Focusing on market fundamentals to shape these plans by identifying the next and future structural changes in the market.
  Completing market development plans for natural gas, natural gas liquids, crude oil and rail logistics in pursuit of expanding egress for western Canadian production, establishing a presence in markets Pembina does not serve today, and supporting other New Ventures initiatives requiring rail service.
Pembina Pipeline Corporation • 2020 Management information circular	75

Paul Murphy, Senior Vice President and Corporate Services Officer

Responsible for and oversees all aspects of Pembina's corporate and maintenance management systems, supply chain management, pipeline operational control centre and communications systems, safety and emergency management, physical asset integrity management, engineering technical and project services, corporate and cyber security, information technology development, infrastructure and governance, corporate and technical training, office and workplace services and, human resources management. In a critical role for the corporation's operations, he is a trusted and highly valued advisor to the CEO to help drive Pembina's long-term effective operational efficiencies, workplace strategies and to ensure the company is in compliance with all safety, operational, environmental protection, technical design and employment requirements and regulations.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines, and was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 until January 1, 2018, when he was appointed to his current role.

Before joining Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada Pipelines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary (1984) and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2019 Results

Mr. Murphy ensured all of Pembina's operating activities, asset maintenance management, project design and execution were conducted in accordance with regulations and Pembina internal policies.

Pembina had another year of positive safety and environmental performance, including transporting over 800 million barrels of hydrocarbon on Pembina operated pipelines with 1 reportable spill, and improved lost time and recordable injury rates across all operations compared to 2018.

Mr. Murphy led a major upgrade to Pembina's core enterprise resource planning system, and the implementation of numerous companywide productivity and compliance systems. He successfully led the operational integration of the Aux Sable human resources, information systems and asset management systems, and the corporate-wide integration management efforts for the newly acquired Kinder Morgan assets.

Corporate Services procured over $1.7 billion of material and services, and added over 600 new employees in 2019.

Mr. Murphy was re-appointed Chair of the board of directors of the Canadian Energy Pipeline Association in May 2019.

Pembina Pipeline Corporation • 2020 Management information circular	76

Harold (Harry) Andersen, Senior Vice President, External Affairs and Chief Legal Officer

Responsible for and oversees all aspects of Pembina's legal, governance, internal audit, regulatory, environmental, First Nations/Tribal, land, environmental, government relations and external communications departments. He is a trusted and highly valued advisor to the corporation, the board and the CEO in establishing long-term goals, strategies, plans, and policies, and ensuring the company is in compliance with all financial, securities, regulatory, and environmental requirements.

Mr. Andersen joined Pembina in December 2011 as General Counsel, and was Vice President, Legal and General Counsel from April 2013 until July 1, 2017, when he was appointed to his current role.

Before joining Pembina, he spent 11 years as an associate and partner with a large national law firm focusing on energy and corporate matters. Mr. Andersen brings extensive experience in major merger and acquisition transactions, project development, joint ventures, financings, reorganizations and restructurings. He has considerable experience in most aspects of the energy industry, including Provincial, Federal and U.S. regulatory and environmental matters, project development and First Nations/Tribal and landowner consultation. Mr. Andersen also has considerable corporate governance and compliance experience.

He has a B.A. and a Bachelor of Laws from the University of Calgary.

2019 Results

Mr. Andersen ensured all regulatory and environmental approvals were received in connection with Pembina's capital program, and that construction and commissioning of those facilities were done in compliance with those regulatory and environmental approvals. He was instrumental in new project development, including but not limited to the FERC approval on the Jordan Cove project, expansion projects at the Hythe, the Two Lakes facilities, the Empress Cogen, La Glace to Wapiti expansion, Phase VII and Phase VIII expansions on the Peace Pipeline System, and the development of a liquefied petroleum gas terminal on Watson Island.

He was involved in all aspects of the acquisition integration of Kinder Morgan Canada Limited and the U.S. Cochin Pipeline, including the Canadian Competition Bureau approval and leading the negotiations with Mr. Burrows.

Mr. Andersen represented Pembina on the management committee of the Canada Kuwait Petrochemical Corporation.  He also lead all aspects of the development of Pembina's 'Carbon Stand'.

Pembina Pipeline Corporation • 2020 Management information circular	77

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2017 to 2019.

Name and Position		Salary[6] ($)	Share-based awards[7] ($)	Option based awards[8] ($)	Non-equity incentive plan compensation -Annual incentive plans[9] ($)	Pension value[1][0] ($)	All other compen-sation[1][1] ($)	Total compensation ($)
Michael Dilger President and CEO[1]	2019	1,133,333	2,760,000	1,840,000	1,817,000	374,388	73,512	7,998,233
	2018	1,029,167	2,205,000	1,470,000	1,944,600	413,133	69,303	7,131,203
	2017	904,167	1,665,000	1,110,000	1,650,200	411,188	63,373	5,803,928
Scott Burrows Senior Vice President and CFO[2]	2019	541,666	885,500	379,500	604,450	126,118	43,928	2,581,162
	2018	494,167	700,000	300,000	644,933	123,984	56,860	2,319,944
	2017	435,833	612,470	166,254	504,913	103,044	73,754	1,896,268
Stuart Taylor Senior Vice President, Marketing and New Ventures and Corporate Development Officer[3]	2019	541,666	885,500	379,500	566,720	152,623	101,619	2,627,628
	2018	494,167	700,000	300,000	689,267	122,870	80,110	2,386,414
	2017	460,833	569,625	244,125	522,288	110,571	124,127	2,031,569
Paul Murphy Senior Vice President and Corporate Services Officer[4]	2019	516,667	837,200	358,800	511,056	105,211	42,678	2,371,612
	2018	494,167	700,000	300,000	611,100	118,317	41,553	2,265,137
	2017	460,833	569,625	244,125	451,143	108,593	41,207	1,875,526
Harold Andersen Senior Vice President, External Affairs and Chief Legal Officer[5]	2019	416,667	676,200	289,800	413,952	90,489	38,678	1,925,786
	2018	396,667	490,000	210,000	414,240	103,443	37,678	1,652,028
	2017	356,667	446,721	140,744	353,374	85,187	35,998	1,418,691
Total	2019	3,149,999	6,044,400	3,247,600	3,913,178	848,829	300,415	17,504,421

1 Mr. Dilger was appointed CEO on January 1, 2014. He has not received compensation as a director since his appointment to the board in January 2014.

2 Mr. Burrows was Vice President, Finance and CFO from January 1, 2015 to June 30, 2017.

3 Mr. Taylor was Senior Vice President, NGL and Natural Gas Facilities from September 2013 to January 1, 2018.

4 Mr. Murphy was Senior Vice President, Pipeline and Crude Oil Facilities from September 2013 to January 1, 2018.

5  Mr. Andersen was Vice President, Legal and General Counsel from April 2013 until June 30, 2017.

6  Total base salary earned as of December 31 each year.

7 Share-based awards

 The amount for 2019 represents the fair value of RSUs and PSUs granted to the named executives for 2019. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $42.89 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2018).

 The RSUs granted in 2019 are scheduled to vest 1/3 per year, on December 31 of 2019, 2020 and 2021. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

 The PSUs granted in 2019 are scheduled to vest on December 31, 2021 as long as the performance vesting criteria have been met.

 The value shown in the table for PSUs is their target value, assumes 100 percent of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

 Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units). See page 67 for information about RSUs and PSUs.

8 Option based awards
Option value is calculated as a percentage of base salary (see page 67). The options granted in 2019 expire in 2026: Tranche 1 issued March 5, 2019, expire March 4, 2026; Tranche 2 issued August 14, 2019, expire August 13, 2026; and Tranche 3 issued November 12, 2019, expire November 11, 2026. We calculated the number of options granted using $5.24 per option, an estimate based on the Black-Scholes option pricing model using the following key assumptions:

Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
5.11%	23.43%	2.28%	4.43 years	$44.60

 This approach is consistent with the majority of companies in our peer group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $44.60 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before November 15, 2018, to set the number of options for board approval for 2019 grants.

9  Cash bonuses earned for the year, but paid in the following year.

  10 Includes all compensation related to our pension plans. The amount includes service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 81 for information about our pension plans.

  11 Includes the actual costs incurred by Pembina related to a car allowance, the Pembina group savings plan match, which provides up to 5% of annual salary on a matching basis, and parking. Also includes vacation payout for Mr. Taylor for unused vacation.

Pembina Pipeline Corporation • 2020 Management information circular	78

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2019.

	Option-based awards				Share-based awards
Executive	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($) [4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Michael Dilger Total:	87,786 87,786 175,573 74,242 74,243 148,485 58,176 58,176 116,352 85,108 85,108 55,215 187,070 1,293,320	46.86 48.75 48.43 45.45 46.27 41.50 45.66 41.59 42.97 38.76 39.63 33.80 41.25	Nov 11, 2026 August 13, 2026 March 4, 2026 Nov 12, 2025 August 14, 2025 March 5, 2025 Nov 13, 2024 August 13, 2024 March 6, 2024 Nov 14, 2023 August 15, 2023 March 7, 2023 March 8, 2022	111,488 - - 198,969 138,092 984,456 143,695 380,471 600,376 797,462 723,418 791,231 1,287,042 6,156,700	9,880 RSUs 612 RSU dividends Total RSUs: 10,492[1] 94,578 PSUs 6,543 PSU dividends Total PSUs: 101,121[2] 111,613	$475,524 RSUs $29,456 RSU dividends Total RSUs: $504,980 $4,552,039 PSUs $314,915 PSU dividends Total PSUs: $4,866,954 $5,371,934[3]
Scott Burrows Total:	18,106 18,106 36,212 15,151 15,152 30,303 7,796 10,243 5,197 5,740 5,740 7,000 174,746	46.86 48.75 48.43 45.45 46.27 41.50 45.66 41.59 42.97 38.76 39.63 33.80	Nov 11, 2026 August 13, 2026 March 4, 2026 Nov 12, 2025 August 14, 2025 March 5, 2025 Nov 13, 2024 August 13, 2024 March 6, 2024 Nov 14, 2023 August 15, 2023 March 7, 2023	22,995 - - 40,605 28,183 200,909 19,256 66,989 26,817 53,784 48,790 100,310 608,638	5,418 RSUs 335 RSU dividends Total RSUs: 5,753[1] 25,890 PSUs 1,788 PSU dividends Total PSUs: 27,678[2] 33,431	$260,768 RSUs $16,124 RSU dividends Total RSUs: $276,892 $1,246,086 PSUs $86,056 PSU dividends Total PSUs $1,332,142 $1,609,034[3]	-
Stuart Taylor Total:	18,106 18,106 36,212 15,151 15,152 30,303 12,794 12,795 25,590 20,480 20,480 13,653 238,822	46.86 48.75 48.43 45.45 46.27 41.50 45.66 41.59 42.97 38.76 39.63 33.80	Nov 11, 2026 August 13, 2026 March 4, 2026 Nov 12, 2025 August 14, 2025 March 5, 2025 Nov 13, 2024 August 13, 2024 March 6, 2024 Nov 14, 2023 August 15, 2023 March 7, 2023	22,995 - - 40,605 28,183 200,909 31,601 83,679 132,044 191,898 174,080 195,647 1,101,641	5,418 RSUs 335 RSU dividends Total RSUs: 5,753[1] 25,890 PSUs 1,788 PSU dividends Total PSUs: 27,678[2] 33,431	$260,768 RSUs $16,124 RSU dividends Total RSUs: $276,892 $1,246,086 PSUs $ 86,056 PSU dividends Total PSUs: $1,332,142 1,609,034[3]	-
Paul Murphy Total:	17,118 17,118 34,237 15,151 15,152 30,303 12,794 12,795 25,590 20,480 20,480 221,218	46.86 48.75 48.43 45.45 46.27 41.50 45.66 41.59 42.97 38.76 39.63	Nov 11, 2026 August 13, 2026 March 4, 2026 Nov 12, 2025 August 14, 2025 March 5, 2025 Nov 13, 2024 August 13, 2024 March 6, 2024 Nov 14, 2023 August 15, 2023	21,740 - - 40,605 28,183 200,909 31,601 83,679 132,044 191,898 174,080 904,739	5,203 RSUs 324 RSU dividends Total RSUs: 5,527[1] 25,086 PSUs 1,749 PSU dividends Total PSUs: 26,835[2] 32,362	$250,420 RSUs $15,594 RSU dividends Total RSUs: $266,014 $1,207,389 PSUs $84,179 PSU dividends Total PSUs: $1,291,568 $1,557,582[3]	-

Pembina Pipeline Corporation • 2020 Management information circular	79

	Option-based awards				Share-based awards
Executive	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($) [4]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Harold Andersen Total:	13,826 13,826 27,653 10,606 10,606 21,212 5,346 13,468 10,692 7,943 7,943 5,295 148,416	46.86 48.75 48.43 45.45 46.27 41.50 45.66 41.59 42.97 38.76 39.63 33.80	Nov 11, 2026 August 13, 2026 March 4, 2026 Nov 12, 2025 August 14, 2025 March 5, 2025 Nov 13, 2024 August 13, 2024 March 6, 2024 Nov 14, 2023 August 15, 2023 March 7, 2023	17,559 - - 28,424 19,727 140,636 13,205 88,081 55,171 74,426 67,516 75,877 580,622	4,043 RSUs 246 RSU dividends Total RSUs: 4,289[1] 19,061 PSUs 1,297 PSU dividends Total PSUs: 20,358[2] 26,647	$194,590 RSUs $11,840 RSU dividends Total RSUs: $206,430 $917,406 PSUs $62,425 PSU dividends Total PSUs: $979,831 $1,186,261[3]	-

1  Includes:

  1/3 of the RSUs granted for 2018 that vest and pay out on December 31, 2020, and
  2/3 of the RSUs granted for 2019 that vest and pay out: 1/3 on December 31, 2020 and 1/3 on December 31, 2021.

    Dividend units accrued at $2.24 for 2018 and $2.36 for 2019.

2 Includes:

  PSUs granted for 2018 that vest on December 31, 2020 (if performance vesting criteria have been met); and
  PSUs granted for 2019 that vest on December 31, 2021 (if performance vesting criteria have been met).

 Estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019). Assumes that 100% of the PSUs are paid out at a performance multiplier of 1.0. See page 69 for information about the performance multiplier.

Dividend units accrued at $2.24 for 2018 and $2.36 for 2019.

3 Estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019).

4 The value of an option is estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31, 2019) less the exercise price of the option.

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2019, as well as the cash bonuses (non-equity incentive) earned for 2019.

Executive	Option-based awards - value vested during the year[1] ($)	Share-based awards - value vested during the year[2] ($)	Non-equity incentive plan compensation - value earned during the year[3] ($)
Michael Dilger	2,135,362	3,489,869	1,817,000
Scott Burrows	415,215	1,128,505	604,450
Stuart Taylor	489,984	1,140,575	566,720
Paul Murphy	489,984	1,135,205	511,056
Harold Andersen	238,283	841,389	413,952

1 Value that would have been realized if options had been exercised on December 31, 2019, calculated as the difference between the closing price of our common shares on the TSX on December 31, 2019 and the exercise price of the options, multiplied by the number of options.

2 Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2019, along with the dividend units they earned to December 31, 2019:

  the final 1/3 of the RSUs granted for 2017;
  the second 1/3 of the RSUs granted for 2018;
  the first 1/3 of the RSUs granted for 2019; and
  all of the PSUs granted for 2017, calculated using a performance multiplier of 1.67 (see page 60).

Dividends were paid each year as follows: 2017: $2.04; 2018: $2.24; 2019: $2.36.

3  Cash bonuses for 2019, which were paid in 2020.

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Stock options exercised in 2019

The table below shows the stock options exercised by the named executives in 2019. The gain is the difference between the exercise price of the option and the share price at the time of exercise multiplied by the number of options exercised.

Executive	Grant year	Number of options exercised	Gain on the options exercised
Michael Dilger	2014 2016	90,090 115,000	$858,564 $1,842,117
Scott Burrows	2014 2015 2016 2017	14,370 21,340 39,920 11,618	$115,754 $176,136 $478,697 $82,925
Stuart Taylor	2014 2015 2016	32,330 50,920 27,307	$302,197 $382,766 $406,717
Paul Murphy	2014 2015 2016	32,330 50,920 31,960	$305,889 $407,856 $496,136
Harold Andersen	2014 2015 2016	15,800 16,630 10,590	$137,102 $115,602 $152,100

Pension plan benefits

All full-time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the pension plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 9 to our 2019 audited consolidated financial statements on our website (www.pembina.com) or SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year:

  under 50 points - employees are enrolled in the defined contribution plan;
  50 points or more - employees are enrolled in the defined benefit plan; and
  all executives are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

  5 percent of the employee's base earnings semi-monthly for employees with less than 40 points; and
  10 percent of the employee's base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee's highest three-year average base salary in the final 120 months of employment multiplied by the employee's defined benefit pensionable service. If the employee retires early, the pension benefit is reduced by 0.25 percent for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by financial assets that are segregated from our general assets and held in trust.

Pembina Pipeline Corporation • 2020 Management information circular	81

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee's highest three-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

Executive	Years of credited service	Annual benefits payable[2] ($)		Present value of defined benefit obligation at start of 2019 ($)	Compensatory change[3] ($)	Non- compensatory change[4] ($)	Defined benefit obligation at end of 2019 ($)
		At year end	At age 65
Michael Dilger	14.8333	212,281	366,255	3,170,505	374.388	659,670	4,204,563
Scott Burrows[1]	5.0000	34,339	227,500	406,586	126,118	168,408	701,112
Stuart Taylor	10.5000	73,337	126,389	1,063,739	152,623	204,355	1,420,717
Paul Murphy	8.8333	60,665	101,267	879,083	105,211	155,480	1,139,774
Harold Andersen[1]	5.0000	27,300	142,431	348,899	90,489	108,965	548,353

1 Mr. Burrows and Mr. Andersen became eligible for the defined benefit pension plan on January 1, 2015. They are also entitled to benefits under the defined contribution plan in the amounts of $76,560 for Mr. Burrows and $76,494 for Mr. Andersen.

2 Annual benefits payable represents the estimated annual pension, excluding any applicable early retirement reductions that would be received by the named executive based on years of credited service and actual executive earnings as at December 31, 2019.

3 The compensatory change is the increase or decrease in the pension obligation for 2019, which includes the annual service cost, differences between actual and estimated compensation and the impact of plan changes, if any. Compensatory changes may fluctuate year-to-year as changes in compensation impact the pension obligation for all years of credited services.

4 The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2019 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • 2020 Management information circular	82

Termination and change of control

The table below shows the payments we will make to the named executives when employment is terminated for any reason or there is a change of control of Pembina, as specified in their employment agreements, plan text and grant certificates.

	Cash payment	Share unit plan	Stock option plan
Retirement	none	grants made during the retirement year are prorated to the retirement date unvested RSUs and PSUs vest as though the executive is still employed with the company options are pro-rated to the last day of active employment unvested options continue to vest and vested options can be exercised within three years from the last day of active employment or until the option expires (whichever is earlier)

Disability	none	unvested RSUs and PSUs vest as though the executive is still employed with the company	same as retirement
Resignation	none	unvested RSUs and PSUs are forfeited and cancelled	unvested options expire immediately vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	none	all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs	same as retirement
Constructive dismissal	retiring allowance (see below)	same as retirement	same as retirement
Termination without cause	retiring allowance (see below)	same as retirement	same as retirement
Termination with cause	none	same as resignation	options expire immediately
Change of control[1]	none
  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

1 If the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officer are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

2 The exceptions are: (a) the transaction does not provide for substitution or replacement of Pembina's common shares; (b) the board (acting reasonably) determines that substituting or replacing Pembina's shares is not practical to implement or would result in adverse tax consequences for option holders; and (c) the replacement securities are not (or will not be) listed and posted on a recognized stock exchange. In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditionally upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board's discretion.

Pembina Pipeline Corporation • 2020 Management information circular	83

Retiring allowances

We grant cash payments called retiring allowances for:

  termination without cause;
  constructive dismissal (within 180 days of a fundamental change in employment); and
  failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

  the notice period specified in the executive's contract (two years for all named executives)

multiplied by

  the sum of the executive's:
  salary for the current year;
  another 20 percent of current salary (in lieu of employment benefits and certain other payments); and
  the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and also agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

  acquisition of 50% or more of our issued and outstanding voting securities;
  sale of more than 50% of our net assets;
  an acquisition requiring shareholder approval;
  dissolution, liquidation or winding-up of the company;
  change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; or
  another comparable event, as determined by the board.

Share unit plan

One of the following:

  acquisition of 50% or more of our issued and outstanding voting securities;
  sale of more than 50% of our net assets;
  an acquisition requiring shareholder approval;
  dissolution, liquidation or winding-up of the company;
  the majority of directors step down from the board; or
  another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a "double trigger", which means it only applies if the CEO, CFO and other senior vice presidents acting in the capacity of chief operating officers are not offered continued employment on comparable terms.

Stock option plan

One of the following:

  completion of a merger, amalgamation or an arrangement;
  sale of all or substantially all of our assets and undertakings; or
  the company becoming subject to a takeover bid or another comparable transaction.

Pembina Pipeline Corporation • 2020 Management information circular	84

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2019 (with and without a change of control):

				Share unit plan payments[5]		Option plan payments[6]		Totals
				($)		($)		($)
Executive	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger	2,300,000	3,164,800	460,000	5,371,934	5,371,934	6,156,700	6,156,700	17,453,433	17,453,433
Scott Burrows	1,100,000	982,740	220,000	1,609,034	1,609,034	608,638	608,638	4,520,410	4,520,410
Stuart Taylor	1,100,000	1,000,917	220,000	1,609,034	1,609,034	1,101,641	1,101,641	5,031,592	5,031,592
Paul Murphy	1,040,000	906,698	208,000	1,557,582	1,557,582	904,739	904,739	4,617,019	4,617,019
Harold Andersen	840,000	679,444	168,000	1,186,261	1,186,261	580,622	580,622	3,454,325	3,454,325

1 2019 base salary multiplied by the notice period (see page 84).

2 Notice period multiplied by the average of the annual incentive bonuses earned for 2017, 2018 and 2019.

3 On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.

4 Estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31,2019). Includes RSUs and PSUs accrued as dividend equivalents and PSU performance at target.

5 Amounts under the share unit plan are payable following a change of control only if the CEO, CFO and senior vice presidents acting in the capacity of chief operating officer are not offered continued employment on comparable terms. See page 83 for more information.

6 The value of options is estimated at $48.13 per share (the closing price of our common shares on the TSX on December 31,2019) less the stock option grant price multiplied by the number of outstanding options. The stock option grant price is $39.53 for the 2014 grant, $41.25 for the 2015 grant, $33.80 for Tranche 1 of the 2016 grant, $39.63 for Tranche 2 of the 2016 grant, $38.76 for Tranche 3 of the 2016 grant, $42.97 for Tranche 1 of the 2017 grant, $41.59 for Tranche 2 of the 2017 grant and $45.66 for Tranche 3 of the 2017 grant, $41.50 for Tranche 1 of the 2018 grant, $46.27 for Tranche 2 of the 2018 grant, $45.45 for Tranche 3 of the 2018 grant, $48.43 for Tranche 1 of the 2019 grant, $48.75 for Tranche 2 of the 2019 grant, $46.86 for Tranche 3 of the 2019 grant.

Pembina Pipeline Corporation • 2020 Management information circular	85

Information about the long-term incentive plans

Securities authorized for issuance under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2019

  Dilution of outstanding options as a percentage of common shares outstanding as at December 31, 2019: 3.4%
  2019 grants as a percentage of common shares outstanding (burn rate): 0.9% (2018: 0.9%; 2017: 0.7%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	18,583,556	$44.63	29,397,135
Total	18,583,556	$44.63	29,397,135

Stock option plan

Introduced in 2011 and amended in 2017 and 2020. The Board approved an amendment to the plan in February 2020 to allow for continued vesting of options in the event of death for all eligible employees.

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

38,000,000 common shares have been reserved for issue under the plan. We have issued 8,602,865 common shares for option exercises under the plan since its inception in 2011, and therefore there are 29,397,135 common shares remaining for future issuance (5.37% of issued and outstanding common shares as at December 31, 2019).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 16 to our audited consolidated financial statements for the year ended December 31, 2019

As at December 31, 2019 there were 18,583,556 common shares issuable on the exercise of outstanding options granted under the stock option plan:

  exercise prices: from $25.28 to $52.01
  average weighted exercise price: $44.63
  expiration dates: from March 2020 to November 2026
  3.4 percent of common shares outstanding.

Granting and issuing stock options

The board grants options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Pembina Pipeline Corporation • 2020 Management information circular	86

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire during or within 10 days of the end of a trading blackout.

Each option that vests can be used to buy one Pembina common share.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common shares reserved for issue under the options, will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to the terms of the option grant, the certificate evidencing the options, or an employment agreement):

  unvested options expire immediately; and
  vested options can be exercised within 90 days of notice of termination or the last day of active employment (whichever is later).

For termination for cause:

  unvested options expire immediately; and
  vested options are forfeited.

On a change of control:

  option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:
  the transaction does not provide for substitution or replacement of Pembina's common shares;
  the board (acting reasonably) determines that a substitution or replacement of Pembina's shares is not practicable or that it would result in adverse tax consequences for option holders; or
  the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.

 In these cases, outstanding options will fully vest and can be exercised at any time before the transaction is completed but, unless the board determines otherwise, conditional upon consummation of the transaction. Unexercised options will be forfeited and cancelled without compensation subject to the board's discretion.

A change of control is defined as one of the following:

  completion of a merger, amalgamation or an arrangement;
  sale of all or substantially all of our assets and undertakings;
  the company becoming subject to a takeover bid; or
  another comparable transaction.

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 27,387,694 common shares as at December 31, 2019) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a group under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our share unit plan and would not be eligible to participate in the stock option plan, we do not expect to issue options to insiders under this plan.

Pembina Pipeline Corporation • 2020 Management information circular	87

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

  increasing the number (or percentage) of shares that can be issued through the plan;
  making a change that will reduce the exercise price of an outstanding option
  (including by cancelling and reissuing the option);
  extending the expiry date of an option (except to avoid a trading blackout period);
  adding new types of eligible participants;
  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and
  making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

  whether awards should be granted;
  when awards will be granted;
  who will receive awards;
  grant dates, performance and vesting periods;
  the fair market value of common shares;
  how the number of RSUs and PSUs granted will be determined;
  time, performance and other vesting conditions (including multipliers);
  setting, changing and rescinding plan and grant agreements, regulations and terms;
  interpreting the plan and any related grant agreements; and
  all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive, or to agents or third-party administrators, if allowed by law and the board's charter and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

  accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;
  waive any term or condition attached to an award; or
  decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 83.

Pembina Pipeline Corporation • 2020 Management information circular	88

6. Other information

Interest in the business of the meeting, material transactions and indebtedness

To the best of our knowledge, no person who has been a director or executive of Pembina at any time since January 1, 2019, none of the nominated directors, and none of their respective associates or affiliates:

  has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors);
  had or has a material interest, direct or indirect, in any transaction since January 1, 2019 or in any proposed transaction that has materially affected or will materially affect Pembina or any of our subsidiaries, or is currently indebted to Pembina or any of our subsidiaries, or has been at any time since January 1, 2019.

About non-GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they provide additional useful information about our operational and financial performance to investors and analysts.

These are considered supplementary because they are not defined by GAAP and do not have a standardized meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance.

The board oversees our use of Non-GAAP measures, ensures the measures are defined consistently from year to year, and approves the presentation of these measures.  For more information, including reconciliations to the closest comparable GAAP measure, see Non-GAAP Measures in our MD&A for the year ended December 31, 2019. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of the company's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing issuers, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the company's financial performance.

Pembina Pipeline Corporation • 2020 Management information circular	89

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the company's ability to meet interest obligations, dividend payments and other commitments.

Pembina Pipeline Corporation • 2020 Management information circular	90

Appendix A

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to the

transaction of the business and

affairs of

PEMBINA PIPELINE CORPORATION

Contents

One - Interpretation

Two - Business of the Corporation

Three - Borrowing and Security

Four - Directors

Five - Committees

Six - Officers

Seven - Protection of Directors, Officers and Others

Eight - Shares

Nine - Dividends and Rights

Ten - Meetings of Shareholders

Eleven - Notices

Twelve - Effective Date

BE IT ENACTED as an amended and restated by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.1 Definitions. -  In the amended and restated by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act (Alberta), or any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this amended and restated by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation amalgamated under the Act by the said certificate to which the articles are attached and named "PEMBINA PIPELINE CORPORATION";

Pembina Pipeline Corporation • Management information circular	A-1

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"recorded address" has the meaning set forth in section 11.8;

"Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Except as defined above, words and expressions defined in the Act and the Regulations, including "resident Canadian" have the same meanings when  used herein.  Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neutral genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

SECTION TWO
BUSINESS OF THE CORPORATION

2.1 Registered Office. -  The registered office of the Corporation shall be at the place within the Province of Alberta as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.2 Corporate Seal. -  The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board.

2.3 Financial Year. - The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.4 Execution of Instruments. - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one person who is an officer or director.  In addition, the board or the said person may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.  Any signing officer may affix the corporate seal to any instrument requiring the same.  The Secretary, acting alone, may certify the accuracy and subsisting nature of minutes (or extracts thereof) of any meetings of shareholders, other security holders, directors and committees of the board, or any written resolutions adopted in lieu of any such meeting.

2.5 Banking Arrangements. -  The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6 Voting Rights in Other Bodies Corporate. -  Persons authorized to execute instruments on behalf of the Corporation under section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for them.  In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Pembina Pipeline Corporation • Management information circular	A-2

SECTION THREE
BORROWING AND SECURITY

3.1 Borrowing Power. - Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Delegation. - The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR
DIRECTORS

4.1 Number of Directors. -  Until changed in accordance with the Act, the board shall consist of the number of directors provided in the articles and specified by the directors.

4.2 Qualification. -  No person shall be qualified for election as a director if he is less than 18 years of age; if he is a dependent adult as defined in the Dependent Adults Act (Alberta) or is the subject of a certificate of incapacity under that Act, is a formal patient as defined in The Mental Health Act (Alberta), is the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both, or has been found to be a person of unsound mind by a court in Alberta or elsewhere; if he is not an individual; or if he has the status of a bankrupt.  A director need not be a shareholder.  At least one-quarter of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian.

4.3 Election and Term. -  The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine.  Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment.  The election shall be by resolution.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors. -  Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

Pembina Pipeline Corporation • Management information circular	A-3

4.5 Vacation of Office. -  A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.6 Vacancies. -  Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.7 Action by the Board. -  The board shall manage the business and affairs of the Corporation.  The powers of the board may be exercised at a meeting (subject to sections 4.8 and 4.9) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.  Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8 Canadian Directors Present at Meetings. -  Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one-quarter of the directors present are resident Canadians, or, if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by electronic, telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one quarter of the directors present at the meeting.

4.9 Meeting by Telephone. -  A director may participate in a meeting of the board or of a committee of the board by means of electronic, telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.10 Place of Meetings. -  Meetings of the board may be held at any place in or outside Alberta.

4.11 Calling of Meetings. -  Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12 Notice of Meeting. -  Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities, except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission for the sale of shares;

Pembina Pipeline Corporation • Management information circular	A-4

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

4.13 First Meeting of New Board. -  Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting. -  Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings. -  The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman. -  The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chairman of the board, managing director or president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum. -  Subject to section 4.8, the quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine.  Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

4.18 Votes to Govern. -  At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes the chairman of the board of directors shall not be entitled to a second or casting vote.

4.19 Conflict of Interest. -  A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders.  Such a director shall not vote on any resolution to approve any such contract or proposed contract except as permitted by the Act.

4.20 Remuneration and Expenses. -  The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.1 Committees of the Board. -  The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.  At least one quarter of the members of any such committee shall be resident Canadians.

5.2 Transaction of Business. -  The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

Pembina Pipeline Corporation • Management information circular	A-5

5.3 Advisory Bodies. -  The board may from time to time appoint such advisory bodies as it may deem advisable.

5.4 Procedure. -  Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.1 Appointment. -  The board may from time to time appoint a chief executive officer, a president, a chief financial officer, a chief operating officer and one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  One person may hold more than one office.  The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Subject to sections 6.2 and 6.3, an officer may but need not be a director.

6.2 Chairman of the Board. -  The board may from time to time also appoint a chairman of the board who shall be a director.  If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify.

6.3 Managing Director. -  The board may from time to time also appoint a managing director who shall be a resident Canadian and a director.  If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify.  During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.4 President. -  Subject to section 6.3, the president shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify.  During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.5 Secretary. -  The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as otherwise may be specified.

6.6 Powers and Duties of Officers. -  The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer or the senior officers may specify.  The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.7 Term of Office. -  The board, in its discretion, may remove any officer of the Corporation.  Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

Pembina Pipeline Corporation • Management information circular	A-6

6.8 Agents and Attorneys. -  The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.9 Conflict of Interest. -  An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Limitation of Liability. - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.2 Indemnity. -  Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if: (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.  The Corporation may also indemnify such person in such other circumstances as the Act or law permits.  Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

SECTION EIGHT
SHARES

8.1 Allotment of Shares. -  Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Commissions. -  The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Registration of Transfers. -  Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.9.

Pembina Pipeline Corporation • Management information circular	A-7

8.4 Non-recognition of Trusts. -  Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.5 Share Certificates. -  Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.

Such certificates shall be in such form as the board may from time to time approve.  Any such certificate shall be signed in accordance with section 2.4 and need not be under the corporate seal.

8.6 Replacement of Share Certificates. -  The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.7 Joint Shareholders. -  If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.8 Deceased Shareholders. -  In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.9 Lien for Indebtedness. -  If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION NINE
DIVIDENDS AND RIGHTS

9.1 Dividends. -  Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.  Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.2 Dividend Cheques. -  A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or, by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs.  In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.  In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Pembina Pipeline Corporation • Management information circular	A-8

9.3 Record Date for Dividends and Rights. -  The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings. -  The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings. -  The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.3 Place of Meetings. -  Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta.

10.4 Meeting by Electronic Means. - If the directors or the shareholders of a Corporation call a meeting of shareholders pursuant to the Act, the directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone, or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.5 Participation in Meeting by Electronic Means. - Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone, or other communication facility that permits all participants to hear or otherwise communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.6 Notice of Meetings. -  Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.7 List of Shareholders Entitled to Notice. - If the Corporation has more than l5 shareholders entitled to vote at a meeting of shareholders, it shall prepare a list of shareholders entitled to receive notice of the meeting,  arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to section 10.8, the shareholders listed shall be those registered at the close of business on such record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.  Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

Pembina Pipeline Corporation • Management information circular	A-9

10.8 Record Date for Notice. -  If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.9 Meetings Without Notice. -  A meeting of shareholders may be held without notice at any time and place permitted by the Act: (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Alberta, shareholders not present or duly represented, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.10 Chairman, Secretary and Scrutineers. -  The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who  is present at the meeting:  managing director, president, chairman of the board, or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.11 Persons Entitled to be Present. -  The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.12 Quorum. -  Subject to the Act in respect of a sole shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, and together holding or representing by proxy not less than twenty-five percent (25%) of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.  If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.13 Right to Vote. -  Every person named in the list referred to in section 10.7 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that: (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than two days before the meeting or any shorter period that the chairman of the meeting  may permit that his name be included in such list.  In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

Pembina Pipeline Corporation • Management information circular	A-10

10.14 Proxyholders and Representatives. -  Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder and one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.  Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder.  The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.  Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies. -  The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.16 Joint Shareholders. -  If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.17 Votes to Govern. -  At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question.  In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.18 Show of Hands. -  Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.  Any vote referred to in this section 10.18 may be held, in accordance with the Act, partly or entirely by electronic means, telephone or other communication facility, if the Corporation makes available such a communication facility.  Any person participating in a meeting of shareholders under sections 10.4 or 10.5 and entitled to vote at that meeting may vote by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

10.19 Ballots. -  On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Adjournment. -  The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of adjournment.  Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Pembina Pipeline Corporation • Management information circular	A-11

10.21 Action in Writing by Shareholders. -  A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.22 Only One Shareholder. -  Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

SECTION ELEVEN
NOTICES

11.1 Method of Giving Notices. -  Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if sent to him by electronic means in accordance with the provisions of the Electronic Transactions Act (Alberta).  A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.2 Notice to Joint Shareholders. -  If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time. -  In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included, unless the computation of time is required by law to be performed differently.

11.4 Undelivered Notices. -  If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because he cannot be found, the  Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.5 Omissions and Errors. -  The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law. -  Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.7 Waiver of Notice. -  Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

Pembina Pipeline Corporation • Management information circular	A-12

11.8 Interpretation. -  In this by-law, "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation.

SECTION TWELVE
EFFECTIVE DATE

12.1 Effective Date. -  This by-law shall come into force when amended and restated by the board in accordance with the Act.

12.2 Repeal. - All previous by-laws of the Corporation are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal.  All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

AMENDED AND RESTATED by the board effective the 27th day of February, 2020.

Pembina Pipeline Corporation • Management information circular	A-13

Appendix B

BY-LAW NO. 2

A by-law relating to advance notice of nominations of directors

PEMBINA PIPELINE CORPORATION

SECTION ONE
INTRODUCTION

Pembina Pipeline Corporation (the "Corporation") is committed to: (a) facilitating an orderly and efficient annual or, as applicable, special shareholder meeting process; (b) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all director nominees; (c) allowing the Board and shareholders a reasonable timeframe to evaluate each nominee's qualifications and suitability as a director of the Corporation; and (d) allowing shareholders to cast an informed vote with respect to the election of directors of the Corporation.

The purpose of this By-law No. 2 of the Corporation (the "By-law") is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors of the Corporation. This By-law is the framework by which the Corporation fixes a deadline by which holders of record of shares of the Corporation carrying the right to vote must submit director nominations to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation in order for such notice to be in proper written form.

It is the belief of the Corporation and the Board that this By-law is beneficial to the Corporation, its shareholders and its other stakeholders. This By-law will be subject to periodic review and, subject to the Act, will reflect changes as required by Applicable Securities Laws and, at the discretion of the Board, amendments necessary to meet evolving corporate governance standards and requirements.

SECTION TWO
INTERPRETATION

2.1 Definitions. In this By-law of the Corporation, unless the context otherwise requires:

(a) "Act" means the Business Corporations Act (Alberta), or any statute that may be substituted therefor, as from time to time amended;

(b) "Affiliate", when used to indicate a relationship with a specific person, means a person that, directly or indirectly, controls, is controlled by or is under common control with such specified person;

(c) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

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(d) "Associate", when used to indicate a relationship with a specified person, means:

(i) any body corporate or trust of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

(ii) any partner of that person;

(iii) any trust or estate in which such person has a substantial beneficial interest or in respect of such person serves as trustee or in a similar capacity;

(iv) a spouse or adult interdependent partner of such specified person;

(v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

(vi) any relative of such specified person or of a person mentioned in paragraph (iv) or (v) of this definition, if that relative has the same residence as the specified person;

(e) "Board" means the board of directors of the Corporation;

(f) "Corporate Secretary" means the corporate secretary of the Corporation or, if there is no corporate secretary, the person who acts in a similar capacity;

(g) "Public Announcement" means disclosure in a press release reported by a national news service in Canada or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

SECTION THREE
ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

3.1 Nomination Procedures. Subject to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with this By-law shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders. if the election of directors is a matter specified in the notice of meeting, called:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or a requisition of a shareholders' meeting by one or more of the shareholders made in accordance with the Act; or

(c) by any person (each, a "Nominating Shareholder") who:

(i) at the close of business on the date of the giving of the notice provided for in this By-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who has beneficial ownership of shares that are entitled to be voted at such meeting, and

(ii) complies with the notice procedures set forth below in this By-law.

3.2 Nominations for Election. For the avoidance of doubt, the procedures set forth in this By-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

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3.3 Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary in accordance with this By-law.

3.4 Manner of Timely Notice. To be timely, a Nominating Shareholder's notice must be given:

(a) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date on which the first Public Announcement of the date of the meeting was made (the "Notice Date"), notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date;

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the Notice Date; and

(c) in the case of an annual meeting (including an annual and special meeting) of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not less than forty (40) days prior to the date of the meeting (but, in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date.

3.5 Proper Form of Notice. To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary must set forth or be accompanied by, as applicable:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

(i) the name, age and residential address of the Proposed Nominee;

(ii) the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

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(b) as to the Nominating Shareholder:

(i) the name, business and residential address of the Nominating Shareholder; and

(ii) any other information relating to the Nominating Shareholder that would be required to be made in a dissident's proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(c) a written consent duly signed by each Proposed Nominee with respect to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

Notwithstanding the foregoing, the Corporation may require any Proposed Nominee or Nominating Shareholder to furnish such other information as may be required by the Act, Applicable Securities Laws or the rules of any stock exchange on which any of the Corporation's securities are listed in order to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation.

References to "Nominating Shareholder" in this Section 3.5 shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

3.6 Notice to be Updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

3.7 Power of the Chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this By-law and, if any proposed nomination is not in compliance with such procedures, to declare that such defective nomination shall be disregarded.

3.8 Delivery of Notice. Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary pursuant to this By-law may only be given by personal delivery, facsimile transmission or by e-mail (at such email address as stipulated from time to time by the Corporate Secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) e-mail (at the address as aforesaid) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

3.9 Discussion of Matters. Nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the Act.

3.10 Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

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SECTION FOUR
EFFECTIVE DATE

4.1 Effective Date. This By-law shall come into force when made by the Board in accordance with the Act.

ADOPTED by the Board effective the 27th day of February, 2020.

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